UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 300, 18817 Stony Plain Road

Edmonton, Alberta T5S 0C2

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	2014 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: February 20, 2015

721

NORTH AMERICAN
ENERGY PARTNERS INC.

2014 Annual Report

CAT

To Our Shareholders:

I may be getting along in years, but I consider myself fortunate to come from an era when letter writing was the main form of remote communication. As well as penning this one, I am presently answering several letters from our customers, asking how we can be of assistance in providing cost effective solutions at this time of depressed oil prices. In my opinion, there is something about writing a letter that demands more imagination and flourish than typing an email or text message. The grammar and spelling may also be a little better here too.

I will come back to the oil price driven crisis that has swiftly gripped our industry, but first I would like to indulge myself by looking back at our performance for 2014. I know that you only care about future prospects right now, but I put to you that the operating improvements we have made over the last 30 months were in large part meant to help us deal with the downturns which are an ever present risk in our cyclical business.

From revenues of $472 million, which were flat in comparison to 2013, and 21% lower than in 2012, we made $64 million of Consolidated EBIDTA from Continuing Operations (14% margin), compared with $43 million (9% margin) in 2013, and $28 million (5% margin) in 2012. We achieved this by literally attacking every cost line on our income statement. As an asset intensive company, we reduced overall equipment costs by $35 million from 2013 levels, excluding the reduced spend realized when one of our customers assumed supply chain responsibility for maintenance parts on their long-term contract. At the same time, we cut our general and administrative costs by $4 million before stock based compensation.

Our quest to reduce both the amount and cost of our debt load also resulted in a $9 million drop in our interest payments, year over year. This allowed us to essentially break even in terms of net profitability for the first time in years.

Okay, enough trumpet blowing about the past–what will the future bring? From my much travelled and multi-decade experience in the oil industry, I know that the cyclical ups and downs are self-correcting; at least they were while I worked in the North Sea, West Africa and the Gulf of Mexico. The question is, will the same thing be true of the oil sands in general, and for oil sands mining in particular?

As oil prices recently started to plummet, much attention was paid to the marginal barrel in terms of cost. It seemed like all of the experts on television were pointing to a graph of increasing cost by geography, with Saudi Arabia at US$10/bbl on the left of the ‘x’ axis and the Canadian oil sands at US$100-$110/bbl, pretty much as far to the right as the axis went. Then we heard that good SAGD opportunities would be taken as long as oil was around US$65/bbl, but any mine would need more than US$105/bbl. In the face of this apparent wisdom, some of our shareholders reached the conclusion that since we are almost entirely exposed to oil sands mines, it was time to ditch the stock and even debentures, like hot potatoes. In December, I was getting calls from shareholders asking me when the Horizon Mine was going to be shut down, and when construction work on Fort Hills would be stopped.

Despite oil prices falling further to the low US$40’s/barrel range in January, our customers have provided the resounding answers that they have no plans to shut any mine, and the development of Fort Hills will continue. In fact, most have stated that they will use economies of upscaled production to reduce operating costs as far as possible. In a very telling statement, the owner of the Horizon Mine laid out a plan to spend a further $6 billion to increase production from about 100,000/bbl per day now, to 250,000/bbl per day by the end of 2017, in order to reduce operating costs from around US$33/bbl to US$25/bbl. Interestingly, they went as far as to prioritize Horizon over a previously planned SAGD project.

At the same time, the operator of Fort Hills stated that they would use better economic conditions to try to achieve lower CAPEX, while expecting oil prices to rebound appreciably by the time first production is achieved, again in late 2017. It is an important point that the Canadian dollar has depreciated almost 25% over the last year, and much cost is expended in that currency, while production revenue is collected in US dollars.

Going back to the famous graph that supposedly showed the best places to work in the world to exploit oil, it has another fatal flaw in that it does not take into account project scale, in terms of volume and duration. In fact, many of the purported better projects, particularly in the North American shale plays, have the advantage that they can be brought on quickly, but then go into very rapid production decline. Consequently, timing is everything for this multi-well type of production, and so the low oil prices will cause operators to push the emergency stop button on this treadmill as soon as hedges run their course. The same can be said, albeit to a lesser extent, for oil sands SAGD projects, and we have recently seen postponements of this type of activity.

An oil sands mine, on the other hand, may take around three years to develop, but can then be kept running for even longer than I have been in the industry (40 years)–at very high volumes. I made the point in my first Shareholder letter that the major oil companies, who own all of the oil sands mines, do not have geographic access to the lowest cost reserves, and the Canadian oil sands are one of the few places where they can move the needle in terms of production.

In recent Investor Presentations, the owner of the Kearl Mine stressed that the lease contains a staggering 5.5 billion/bbls of recoverable bitumen and can be produced at a flat maximum rate of 345,000/bbl per day for 40 years. Applying a metric universally used to assess asset acquisitions, the cost of reserves additions, a very reasonable US$6/bbl is being paid for the Kearl reserves, taking all costs into account.

Well, I hope that I have established some reasons why oil sands mines will not be shuttered, but of course the present low oil price environment will have consequences for us, as our customers seek to lower their supply chain costs. However, it is important to note that the operating performance improvements I described earlier, between mid-2012 and 2014, were acquired while already passing on a share of cost savings to our customers.

Cyclical downturns can be very painful, but in my view, can lead to positive reflection and restructuring of inefficient aspects of the industry. It is positive now that our customers appear to be genuinely interested in the cost sharing that can be made by doing things differently together, rather than separately in the often tired old ways. We will also be emphasizing that economies of scale also matter to us, as we can spread fixed costs over the increased potential activity linked to production growth on each mine. I would also expect this downturn to drive the consolidation of contractors, which will reduce costs via synergies, less interference and fewer interfaces. I believe that we are in good shape to deal with this situation, as we have a very healthy balance sheet and our whole culture has been refocused on continuous improvement. Our desire to always want to get better will help us deal with all challenges with a very constructive attitude.

Even before this downturn started, one of our main corporate goals was to achieve some revenue diversification outside the oil sands mines. In this context, we are very pleased to have the opportunity to bid for both the site preparations work and the main civil package related to the Site C Hydro Project in British Columbia, which will hopefully start this summer. We certainly have the cost structure and expertise to be competitive for this high value work. In addition, we are hunting for other diverse work opportunities, for example international areas where our Canadian dollar cost structure can make a difference.

Our stock is presently trading as if our working capital and equipment assets are worth around 50% of book value. It was a positive development then to have recently received $36 million from the operator of the Horizon Mine for roughly 10% of our book value. Clearly, this cash will not be used to buy growth assets at full price, and our CAPEX budget for 2015 will only target essential sustaining needs. Of note, some of the cash has already been committed to our second Normal Course Issuer Bid (NCIB) for our shares, which we kicked off at the end of 2014.

Interestingly, one of our competitors for the Site C related work, whose largest truck has a capacity of 40 tons, is trading at around 150% of book value. I scratch my old head a little about this, but it goes back to the dreaded graph with some investors believing that the competitor is in a better place on the ‘x’ axis than we are, as they mainly support conventional oil and gas activity in British Columbia. Well, in reality we could do that also, if we chose to, and we can certainly move our more capable assets the short distance to Site C.

It will be extremely intriguing to see what 2015 brings, but please rest assured that we at North American Energy Partners are committed to being the safest and best cost solution provider to our customers, and the builders of long term wealth for our shareholders.

Martin Ferron

NOA

Management’s Discussion and Analysis

For the year ended December 31, 2014

A. EXPLANATORY NOTES

February 17, 2015

The following Management’s Discussion and Analysis (“MD&A”) is as of December 31, 2014 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2014 and notes that follow. These statements have been prepared in accordance with United States (“US”) generally accepted accounting principles (“GAAP”). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (“AIF”), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Caution Regarding Forward-Looking Information

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis about our company and our business at a point in time, in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (“SEC”) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is “net income before interest expense, income taxes, depreciation and amortization”, “Consolidated EBITDA” (as defined in our fifth amended and restated credit agreement, our “credit agreement”), “Piling Business EBITDA” and “backlog”. Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported in the consolidated financial statements.

EBITDA and Consolidated EBITDA

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.

We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

2014 Management’s Discussion and Analysis	1

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•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses represents an actual use of cash during the period.

Consolidated EBITDA from Continuing Operations

With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from “discontinued operations”. We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. “Consolidated EBITDA from Continuing Operations” is defined as Consolidated EBITDA excluding results from discontinued operations.

Piling Business EBITDA

As part of the sale of our Piling related assets and liabilities, as discussed in “Financial Results – Contingent Proceeds”, we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative (“G&A”) costs that can be included in the determination of such EBITDA (the “Piling Business EBITDA”).

Backlog and future workload

Backlog is a measure of the amount of secured work a company may have outstanding. Backlog is not a GAAP measure. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. We have reported our backlog in prior reporting periods using the definition of backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order, work authorization or change order specifying job scope, value and timing (limited to contracts or work orders with values exceeding $500,000).

We do not believe that backlog is an accurate indicator of the base level of our future revenue potential as a significant portion of our activity is performed under a master services agreement (“MSA”) with each of our key clients. Our clients provide us with work authorizations under the MSAs as our services are required and as we have equipment fleet available to perform the work. In addition, the amount of work performed under our MSAs compared to work performed under contracts varies year-by-year.

B. SIGNIFICANT BUSINESS EVENTS

Accomplishments against our 2014 Strategic Priorities

At the start of 2014, we reaffirmed our strategic priorities which would lead us to becoming an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments while also strengthening shareholder confidence and value. These priorities included:

•	Enhance safety culture;

•	Increase customer satisfaction;

•	Improve productivity and profitability;

•	Improve cash flow;

•	Strengthen the balance sheet; and

•	Increase our presence outside the oil sands.

2	2014 Management’s Discussion and Analysis

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Regretfully, on June 2, 2014, we experienced an employee fatality at our designated work area within the Suncor1 Millennium mine site. We suspended all of our activities on this site while we worked with our customer and the appropriate authorities to complete a thorough and comprehensive investigation into the cause of the incident. On July 4, 2014, we began a graduated “return to work” plan at the site. This ramp up continued at a slow pace through July and August and full activities were only resumed once we had reviewed and implemented new safety processes with our customer.

This fatality overshadowed an otherwise strong safety record in 2014, which included a significant improved Total Recordable Injury Rate (“TRIR”) of 0.88, down from 0.97 in 2013 and 1.78 in 2012.

Our focus on our strategic priorities resulted in the following significant 2014 accomplishments:

•	Partnered with our customers to develop strategies that would allow us to deliver the most cost effective and efficient Heavy Construction and Mining services;

•

Improved Gross Profit by $5.7 million (margin improved 1.2% to 10.9%) and improved Consolidated EBITDA from continuing operations by $21.0 million (margin improved 4.4% to 13.7%) on similar revenues through a continued focus on improving our cost structure. This complements the benefits realized in 2013, where we improved Gross Profit by $21.7 million (margin rose by 5.7%) and improved Consolidated EBITDA from continuing operations by $15.4 million (margin rose by 4.5%) despite a 21% drop in revenue;

•	Generated $24.2 million of free cash flow[2] from better profitability and continued capital discipline which complements the $34.7 million of free cash flow[3] generated in 2013;

•	Received $36.3 million in net proceeds on January 2, 2015 from the sale of contract-specific equipment to Canadian Natural[4];

•

Reduced total 2014 interest cost by $9.5 million and redeemed a further $16.3 million of Series 1 Debentures as a continuation of our focus on reducing our cost of debt. In 2013, we reduced our total debt[5] for continuing operations to $118.3 million from $330.7 million;

•

Commenced a second normal course issuer bid, in December 2014, for the purchase and cancellation of up to 1,771,195 voting common shares (approximately 5% of outstanding voting common shares). We have completed the purchase and cancellation of 1,120,000 outstanding voting common shares as at February 13, 2015. This is in addition to the purchase and cancellation of 1.8 million outstanding voting common shares that we completed in 2013; and

•

Continued our focus on extending our presence outside the oil sands with work progressing on the Highway 63 road building project for the Government of Alberta Ministry of Transport, our pre-qualification as part of a contractor consortium to bid for the main civil work package associated with the Site C Clean Energy (“Site C”) project[6] in British Columbia and our bid currently being finalized for pre-work activities on the same Site C project. The $8.8 billion Site C hydro-electric dam project was sanctioned by the Province of British Columbia on December 16, 2014.

On May 29, 2014, Total E&P Canada Ltd.7 announced the suspension of development for the Joslyn mine, citing rising cost pressures. We had been working on the Joslyn mine, completing the initial earthworks for the project, under a contract awarded in November 2011.

1 Suncor Energy Inc. (Suncor).

2 Free cash flow for the year ended December 31, 2014 represents cash from operations ($41.7 million) less cash used in investing activities ($19.5 million), adjusted to exclude cash used for growth capital expenditures ($2.0 million) and cash used for/from acquisitions ($nil).

3 Free cash flow for the year ended December 31, 2013 represents cash from operations ($57.5 million) less cash used in investing activities ($27.1 million), adjusted to exclude cash used for growth capital expenditures ($4.3 million) and cash used for/from acquisitions ($nil).

4 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

5 Total debt is calculated as the addition of the following balance sheet items: Series 1 Debentures, 8 3/4% senior notes, current and non- recurring portion of swap liability, capital lease obligations and credit facilities.

6 Site C Clean Energy (“Site C”) project is a Province of British Columbia approved project operated by BC Hydro.

7 Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA.

2014 Management’s Discussion and Analysis	3

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On January 31, 2015, the West Texas Intermediate (“WTI”) price of a barrel of oil was trading at US$47.79 / bbl. The WTI price has dropped by US$50.38 since December 31, 2013, or a 51% reduction, with US$43.38 of the drop occurring since September 30, 2014. (WTI prices as reported by U.S. Energy Administration Information). The significant reduction in the WTI price and uncertainty in the future global price of oil has resulted in our customers announcing significant reductions in their budgeted 2015 capital spend, including:

•

Suncor announced a $1.0 billion reduction in their capital spending, with the primary impact of the reduction being on their MacKay River 2[8] and White Rose Extension Steam Assisted Gravity Drainage (“SAGD”)[9] projects;

•

At the same time, Suncor as the operator of the Fort Hills mine development project, reaffirmed that the investment in the project would continue and that they would lower their capital expenditures through supply chain management to achieve first production by late 2017;

•	Syncrude[10] announced an approximate $0.3 to $0.4 billion reduction in their operating, development and capital spending (10% to 15% reduction), primarily driven by a comprehensive review of costs;

•

Imperial Oil[11] reaffirmed that their near-term capital plans, which have primarily focused on the Kearl mine and Cold Lake Nabiye SAGD facility, will remain unchanged, however they will be “rigorously examining operating costs and capital investments to maximize value”; and

•

Canadian Natural announced a $2.4 billion reduction in their capital spending, with the primary impact of the reduction being their Kirby North Phase 1 SAGD project ($0.3 billion of the capital spend reduction was applied to the Horizon mine’s $6.0 billion budget to expand production capacity to 250,000 bbl/day from its current 110,000 bbl/day capacity by late 2017).

While the majority of our customers’ capital spend reductions are focused on SAGD investment, they have also intensified their efforts to further lower the supply chain costs for both capital and operating spend on their oil sands mine projects. As noted, we have already developed strong partnerships with our customers as we jointly strive to develop mutually beneficial cost savings solutions to take advantage of economies of scale; improve the alignment of project schedules; and drive cost efficiencies. We have also approached our vendors to develop a similar mutually beneficial cost savings partnership.

We believe that the improvements to our balance sheet and cost structure that we have accomplished position us to deal with the ever present risks in our cyclical business. We also believe that we will be able to continue building pricing strategies with our customers and vendors that will allow us to share in the incremental cost savings.¿

A complete discussion on these strategic priorities and tactics can be found in our most recent Annual Information Form (“AIF”).

Debt and Equity Restructuring

Partial Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017

On December 22, 2014, we redeemed $6.3 million of our 9.125% Series 1 Senior Unsecured Debentures due 2017 (“Series 1 Debentures”) at a price of $960 per $1,000 principal amount, plus accrued and unpaid interest. On April 8, 2014, we redeemed $10.0 million of our Series 1 Debentures, on a pro rata basis, for 103.042% of the principal amount, plus accrued and unpaid interest.

The partial redemptions completed during 2014 will reduce annual interest cost for the Series 1 Debentures by approximately $1.5 million to $5.4 million.

8 MacKay River 2 is the second phase of the Suncor Energy Inc. owned and operated MacKay River project

9 White Rose Expansion Project is a joint venture between Husky Oil Operations Limited (“Husky”) (68.875%), Suncor Energy Inc. (26.125%) and Nalcor Energy - Oil and Gas Inc. (5%), with Husky being the operator and the majority owner.

10 Syncrude Canada Ltd. (Syncrude) - operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).

11 Imperial Oil Resources Limited. (Imperial Oil).

¿This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

4	2014 Management’s Discussion and Analysis

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Credit Facility

On September 10, 2014, we entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the “Credit Facility”). The amendment is expected to allow further flexibility in our financing needs as we plan for the future. The amended agreement includes the following changes:

•

Modification of the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA from less than 2.00 to 1.00 to less than 2.50 to 1.00. This change reflects our improved risk profile and lower Series 1 Debenture debt level and will improve our liquidity.

•

Increase to the allowable debt in respect of capital leases by $15.0 million to $90.0 million. This will allow us to continue to eliminate operating leases and to finance capital expenditures with low cost debt, thereby freeing up cash for new opportunities or to retire other more costly debt.

•

Pre-approval to redeem up to $20.0 million of the 9.125% Series 1 Debentures, of which $6.3 million was completed on December 22, 2014. This pre-approval will increase our flexibility to balance our mix of lower cost secured debt versus higher cost unsecured debt.

Share Purchase Program

Effective December 18, 2014, we commenced a normal course issuer bid for the purchase and cancellation of up to 1,771,195 voting common shares in the United States, primarily through the facilities of the New York Stock Exchange (“NYSE”). Such voting common shares represent approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. As at December 31, 2014, 500,000 voting common shares had been purchased and retired, resulting in a reduction of $4,238 to common shares and an increase to additional paid-in capital of $2,297. Subsequently, a further 620,000 voting common shares were purchased and retired in the normal course, as at February 13, 2015.

During the year ended December 31, 2013, we purchased and subsequently cancelled 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the NYSE. Such voting common shares represented approximately 5% of the issued and outstanding voting common shares. This transaction resulted in a reduction of $16,133 to common shares and an increase to additional paid-in capital of $4,393.

All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.

2015 Sale of Contract Equipment to Horizon Mine Customer

On January 2, 2015, under the terms of our long-term overburden removal contract with Canadian Natural, we completed the sale of contract-specific equipment to this customer. We received $36.3 million in net proceeds on the closing date of the sale after the $2.2 million buyout of certain related equipment leases and the assignment to the customer of other related equipment leases. At December 31, 2014, we recorded $29.4 million in assets held for sale and invoiced the customer for the final $6.9 million balance of unbilled revenue that related to this contract- specific equipment sale.

The sale of contract-specific equipment to the customer was originally planned to occur as leases expired, with the final equipment sale scheduled for June 30, 2015, upon completion of the long-term contract. However, our customer exercised their right under the contract to accelerate the purchase. Our customer has also exercised their right under the contract to take over the equipment maintenance activities for the purchased equipment as of January 2, 2015, as they did with the assumption of supply chain activities in 2014. We will continue to provide operating manpower and manage the execution of overburden removal services at the Horizon mine for the remaining term of this contract, utilizing the equipment now owned and maintained by our customer. As a result of this transaction and the buyout of other contract-specific leases during 2014, we expect to reduce our annual operating lease expense by $11.2 million from 2014 levels.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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C. OUR BUSINESS

Five Year Financial Performance

The table below represents select financial data related to our business performance for the past five years:

Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2014	2013	2012	2011(1)	2010
Operating Data
Revenue	$471,777	$470,484	$595,422	$636,101	$716,562
Gross profit	51,400	45,739	24,030	16,293	97,166
Gross profit margin	10.9%	9.7%	4.0%	2.6%	13.6%
Operating income (loss)	11,599	(2,683)	(23,136)	(31,574)	36,431
Net income (loss) from continuing operations	(697)	(18,047)	(32,496)	(35,508)	(2,230)
Consolidated EBITDA from continuing operations(2)	64,442	43,466	28,071	55,518	81,538
Consolidated EBITDA margin from continuing operations	13.7%	9.2%	4.7%	8.7%	11.4%
Per share information for continuing operations
Net loss – basic & diluted	$(0.02)	$(0.50)	$(0.90)	$(0.98)	$(0.06)
Balance Sheet Data
Total assets(3)	$456,581	$445,641	$474,749	$478,671	$568,458
Total debt(3)(4)	128,324	118,295	330,729	328,959	305,442
Total shareholders’ equity	189,579	191,835	143,573	143,573	176,902
Debt to shareholders’ equity	0.7:1	0.6:1	2.5:1	2.3:1	1.7:1

[1]	Financial results for the year ended December 31, 2011 include a $42.5 million revenue write-down on the Canadian Natural overburden removal contract.

[2]

For a definition of Consolidated EBITDA and reconciliation to net income see “Non-GAAP Financial Measures” and “Summary of Consolidated Results” in this MD&A. The consolidated EBITDA calculation for the year ended December 31, 2011 excludes the non-cash effect of the $42.5 million revenue write-down on the Canadian Natural contract.

[3]	Total assets and total debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.

[4]

Total debt is calculated as the addition of Series 1 Debentures, 8  3/4% senior notes, current and non-recurring portion of swap liability, capital lease obligations and credit facilities. Excluded from total debt is debt relating to discontinued operations of $6.1 million and $0.3 million at December 31, 2012 and 2011, respectively.

Business Overview

We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude, Suncor, Imperial Oil and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years. For a discussion on our revenue by source and revenue by end market refer to the “Our Business – Revenue by Source and End Market” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 421 pieces of diversified heavy construction equipment supported by over 1,301 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.

While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

6	2014 Management’s Discussion and Analysis

NOA

We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.

We believe that our commitment to elevating the standard of excellence in safety, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.

Operations Overview

Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.

In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.

We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer’s mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer’s oil sands mine sites.

We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project’s lifecycle;

•	long-term customer relationships;

•	operational flexibility; and

•	strong balance sheet to weather the cyclical risks prevalent in the oil sands.

For a complete discussion of our competitive strengths, see the “Business Overview – Competitive Strengths” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Revenue by Source and End Market

Our revenue is generated from two main sources:

•	operations support services; and

•	construction services.

Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.

For a discussion on our revenue by source and end market see the “Our Business – Revenue by Source and End Market” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Our Strategy

Our strategy is to be an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. For a discussion on how we will implement our strategy see the “Our Strategy” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

2014 Management’s Discussion and Analysis	7

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D. FINANCIAL RESULTS

Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2014	2013	2014 vs 2013 Change
Revenue	$471,777	$470,484	$1,293
Project costs	216,342	180,348	35,994
Equipment costs	161,108	207,906	(46,798)
Depreciation	42,927	36,491	6,436
Gross profit	51,400	45,739	5,661
Gross profit margin	10.9%	9.7%	1.2%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	30,157	33,708	(3,551)
Stock-based compensation expense	3,305	6,193	(2,888)
Operating income (loss)	11,599	(2,683)	14,282
Interest expense	12,235	21,697	(9,462)
Net loss from continuing operations	(697)	(18,047)	17,350
Net loss margin from continuing operations	(0.1)%	(3.8)%	3.7%
Net (loss) income from discontinued operations	(472)	87,231	(87,703)
Net (loss) income	(1,169)	69,184	(70,353)
EBITDA from continuing operations(1)	$58,082	$37,315	$20,767
Consolidated EBITDA from continuing operations	$64,442	$43,466	$20,976
Consolidated EBITDA margin from continuing operations	13.7%	9.2%	4.4%
Per share information - continuing operations
Net loss - Basic	$(0.02)	$(0.50)	$0.48
Net loss - Diluted	$(0.02)	$(0.50)	$0.48
Per share information - discontinued operations
Net (loss) income - Basic	$(0.01)	$2.41	$(2.42)
Net (loss) income - Diluted	$(0.01)	$2.39	$(2.40)
Per share information
Net (loss) income - Basic	$(0.03)	$1.91	$(1.94)
Net (loss) income - Diluted	$(0.03)	$1.89	$(1.92)
Cash dividend per share	$0.08	$0.00	$0.08

(1)	A reconciliation of net income (loss) from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2014	2013
Net loss from continuing operations	$(697)	$(18,047)
Adjustments:
Interest expense, net	12,235	21,697
Income tax benefit	(31)	(6,102)
Depreciation	42,927	36,491
Amortization of intangible assets	3,648	3,276
EBITDA from continuing operations	$58,082	$37,315
Adjustments:
Unrealized gain on derivative financial instruments	—	(6,551)
Loss on disposal of plant and equipment	2,777	3,033
(Gain) loss on disposal of assets held for sale	(86)	2,212
Equity classified stock-based compensation expense	3,615	981
Loss on debt extinguishment	54	6,476
Consolidated EBITDA from continuing operations	$64,442	$43,466
Consolidated EBITDA from discontinued operations	$(472)	$9,577
Consolidated EBITDA	$63,970	$53,043

8	2014 Management’s Discussion and Analysis

NOA

Analysis of Consolidated Annual Results from Continuing Operations

Revenue

For the year ended December 31, 2014, revenue was $471.8 million, up from $470.5 million for the year ended December 31, 2013. The equivalent revenue in 2014 reflects our significant site development project work performed at the Fort Hills mine and road construction work on the Highway 63 project. This offset the completion of heavy civil construction work completed in 2013 on the Mildred Lake Mine Relocation (“MLMR”) project at the Base Plant mine and the wind-down of site development activity at the Joslyn mine, as a result of the May 29, 2014 announcement by the customer that the mine development project has been suspended.

The construction of mechanically stabilized earth (“MSE”) walls at the Horizon and Fort Hills mines and an increase in mine services revenue at the Kearl mine contributed to the current year volumes and helped to offset lower reclamation volumes compared to 2013 that were not awarded this year along with lower revenue generated from equipment rental revenues in the current year.

Overburden removal revenue was lower at the Horizon mine compared to the prior year, on similar volumes, as our customer exercised their rights under the cost reimbursable long-term overburden removal contract to assume the procurement activities for equipment maintenance parts, eliminating the revenue related to these reimbursable costs. Revenue in the second and third quarter of this year was also negatively affected by the shutdown associated with the fatality at the Millennium mine.

Gross profit

For the year ended December 31, 2014, gross profit was $51.4 million or 10.9% of revenue, up from $45.7 million or 9.7% of revenue in the previous year. Strong margins on civil construction and mine support activities helped to offset the cost impacts of the shutdown at the Millennium mine and the negative margin impact of an increase in the use of rental equipment to support the civil construction volumes. In addition, gross profit was negatively affected by a $5.7 million write-down on plant and equipment and assets held for sale (1.2% of revenue) charged to depreciation during the year. The benefits of a strong focus on cost control and a shift from lower margin overburden removal related activities helped to mitigate the negative margin impact of higher than expected number of weather delays on the Highway 63 project.

Operating lease expense for the year ended December 31, 2014 was $15.0 million, down from $23.0 million last year, resulting from our debt refinancing initiative, discussed in detail in “Resources and Systems – Capital Strategy” in this MD&A.

Depreciation for the year ended December 31, 2014 was $42.9 million (9.1% of revenue) up from $36.5 million (7.8% of revenue) for the year ended December 31, 2013. As noted, current year depreciation included a charge for the write-down on plant and equipment and assets held for sale, compared to a $3.4 million write-down charge to depreciation in the year ended December 31, 2013, specific to an older fleet of under-performing trucks.

Operating Income

For the year ended December 31, 2014, operating income was $11.6 million, compared to an operating loss of $2.7 million during the year ended December 31, 2013. The improvement in operating income for the current year was a result of higher gross profit in the current year, a $3.6 million reduction in G&A expense (excluding stock-based compensation expense) and a $2.9 million decrease in stock-based compensation cost.

G&A expense (excluding stock-based compensation expense) was $30.2 million for the year ended December 31, 2014, down from $33.7 million in the year ended December 31, 2013. The current year G&A reflects the full year benefits from the simplification of our business and the associated restructuring activities implemented during the prior year. Stock-based compensation cost decreased compared to the previous year primarily as a result of the lower share price’s effect on the carrying value of the liability classified award plans. This benefit was partially offset by the increased cost of the new equity classified Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) award plans, which are not sensitive to a change in our share price.

For the year ended December 31, 2014 we recorded a $2.7 million loss on the disposal of plant and equipment and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed their useful lives. In addition we recorded $3.6 million of amortization of intangible assets. For the year ended December 31,

2013, we recorded $5.2 million of net losses on the disposal of plant and equipment and assets held for sale and we recorded $3.3 million of amortization of intangible assets.

2014 Management’s Discussion and Analysis	9

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Net loss from continuing operations

For the year ended December 31, 2014, we recorded a net loss of $0.7 million (basic and diluted loss per share of $0.02), compared to a net loss of $18.0 million (basic and diluted loss per share of $0.50) for the year ended December 31, 2013. The current year did not include any non-cash, non-recurring items affecting net income. Non-cash, non-recurring items affecting net income in the year ended December 31, 2013 included non-cash gains on embedded derivatives. Excluding these non-cash, non-recurring items from the prior-year results, net loss would have been $22.9 million (basic and diluted loss per share of $0.64).

Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2014		2013	Change
Revenue	$113,179		$108,914	$4,265
Project costs	58,519		40,476	18,043
Equipment costs	32,599		43,999	(11,400)
Depreciation	11,935		7,638	4,297
Gross profit	10,126		16,801	(6,675)
Gross profit margin	8.9%		15.4%	(6.5	) %
Select financial information:
General and administrative expenses (excluding stock-based compensation)	8,055		7,973	82
Stock-based compensation (recovery) expense	(2,183)		1,644	(3,827)
Operating income	1,037		5,559	(4,522)
Interest expense	3,218		3,220	(2)
Net (loss) income from continuing operations	(1,534)		5,498	(7,032)
Net (loss) income margin from continuing operations	(1.4	) %	5.0%	(6.4	) %
Net (loss) income from discontinued operations	(472)		36	(508)
Net (loss) income	(2,006)		5,534	(7,540)
EBITDA from continuing operations(1)	$14,430		$18,515	$(4,085)
Consolidated EBITDA from continuing operations(1)	$17,013		$15,063	$1,950
Consolidated EBITDA margin from continuing operations	15.0%		13.8%	1.2%
Per share information – continuing operations
Net (loss) income – Basic	$(0.04)		$0.15	$(0.19)
Net (loss) income – Diluted	$(0.04)		$0.15	$(0.19)
Per share information – discontinued operations
Net loss – Basic	$(0.01)		$—	$(0.01)
Net loss – Diluted	$(0.01)		$—	$(0.01)
Per share information
Net (loss) income – Basic	$(0.05)		$0.15	$(0.20)
Net (loss) income – Diluted	$(0.05)		$0.15	$(0.20)
Cash dividend per share	$0.02		$0.00	$0.02

(1)	A reconciliation of net (loss) income from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2014	2013
Net (loss) income from continuing operations	$(1,534)	$5,498
Adjustments:
Interest expense	3,218	3,220
Income tax (benefit) expense	(417)	1,403
Depreciation	11,935	7,638
Amortization of intangible assets	1,228	756
EBITDA from continuing operations	$14,430	$18,515
Adjustments:
Unrealized gain on derivative financial instruments	—	(4,528)
Loss on disposal of property, plant and equipment	2,032	784
(Gain) loss on disposal of assets held for sale	(43)	85
Equity stock-based compensation expense	844	207
Gain on debt extinguishment	(250)	—
Consolidated EBITDA from continuing operations	$17,013	$15,063
Consolidated EBITDA from discontinued operations	$(472)	$(323)
Consolidated EBITDA	$16,541	$14,740

10	2014 Management’s Discussion and Analysis

NOA

Analysis of Three Month Results from Continuing Operations

Revenue

For the three months ended December 31, 2014, consolidated revenue was $113.2 million, up from $108.9 million in the same period last year. This increase resulted from strong site development volumes at the Fort Hills mine combined with MSE wall construction revenue from projects completed at both the Fort Hills and Horizon mines during the quarter. This increased project work offset lower demand for mine support services at the Base Plant and Millennium mine sites and the wind-down of site development activity at the Joslyn mine, with the suspension of the mine development project by the customer. Revenue was also lower at the Horizon mine as the customer took over responsibility for equipment supply chain costs at the start of 2014 on this cost reimbursable overburden removal contract. The previous year’s revenue benefitted from heavy civil construction activity on the MLMR project at the Base Plant mine.

Gross profit

For the three months ended December 31, 2014, gross profit was $10.1 million or 8.9% of revenue, down from a gross profit of $16.8 million or 15.4% of revenue during the same period last year. In the current quarter, performance was negatively impacted by a $1.9 million charge to depreciation for the write-down of plant and equipment and assets held for sale (1.7% of revenue) and interrupted productivity on a contract due to a high volume of client required changes and a second project that experienced below expected productivity due to a higher number of inclement weather days. These negative impacts were partially offset by strong performance on civil construction and mine support projects, despite an increase in rental equipment requirements to support these projects and the continued benefit of equipment cost efficiencies. Prior year performance included a claim settlement on a construction project and strong performance on a second project.

Contributing positively to the gross profit for the quarter was a reduction in equipment operating lease expense to $3.0 million from $4.3 million in the same period last year, as a result of the refinancing of equipment operating leases to capital leases as part of our debt restructuring strategy.

Depreciation for the three months ended December 31, 2014 was $11.9 million, up from $7.6 million for the same period last year. As noted, current year depreciation included a write-down of plant and equipment and assets held for sale compared to a $0.1 million write-down charge to depreciation in the prior year.

Operating income

For the three months ended December 31, 2014, operating income was $1.0 million, compared to operating income of $5.6 million during the same period last year. The reduction in operating income resulted primarily from lower gross profit in the current year, partially offset by a $3.8 million decrease in stock-based compensation expense compared to 2013, reflecting the revaluation of our liability related awards from fluctuations in our share price. G&A expense (excluding stock-based compensation expense) was $8.1 million for the three months ended December 31, 2014, similar to the $8.0 million in the same period last year.

For the three months ended December 31, 2014, we recorded $2.0 million of losses on the disposal of plant and equipment and assets held for sale compared to $0.9 million in the previous period. Amortization of intangible assets was comparable for both periods.

Net (loss) income from continuing operations

For the three months ended December 31, 2014, net loss from continuing operations was $1.5 million (basic and diluted loss per share of $0.04), compared to a net income of $5.5 million (basic and diluted income per share of $0.15) during the same period last year. The current year did not include any non-cash, non-recurring items affecting net income. Non-cash, non-recurring items affecting net income in the prior periods included non-cash gains on embedded derivatives. Excluding these non-cash, non-recurring items from the prior-year results, net income would have been $2.1 million (basic and diluted income per share of $0.06).

2014 Management’s Discussion and Analysis	11

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Non-Operating Income and Expense from Continuing Operations

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2014	2013	2014	2013
Interest expense
Long term debt
Interest on Series 1 Debentures	$1,472	$1,711	$6,168	$12,507
Interest on Credit Facility	446	260	1,268	2,424
Interest on capital lease obligations	869	686	3,103	2,716
Amortization of deferred financing costs	427	588	1,594	4,326
Interest on long term debt	$3,214	$3,245	$12,133	$21,973
Interest expense (income)	4	(25)	102	(276)
Total Interest expense	$3,218	$3,220	$12,235	$21,697
Foreign exchange loss (gain)	20	(34)	38	(156)
Unrealized gain on derivative financial instruments	—	(4,528)	—	(6,551)
(Gain) loss on debt extinguishment	(250)	—	54	6,476
Income tax (benefit) expense	(417)	1,403	(31)	(6,102)

Interest expense

In the three months ended December 31, 2014, total interest expense was $3.2 million, comparable to $3.2 million in the same period last year. Interest on the Series 1 Debentures of $1.5 million in the current quarter is lower than the expense in the same period last year due to the debt restructuring in 2013 and early 2014, which included the partial redemption of Series 1 Debentures with $150.0 million redeemed in July 2013 and $10.0 million redemption in April 2014. Offsetting this savings is a $0.2 million write-off of deferred financing costs related to the redeemed Series 1 Debentures, an increase in current year capital lease expense resulting from an increase in assets under capital leases, and an increase in Credit Facility interest due to increased borrowing activity in the current three month period.

In the year ended December 31, 2014, total interest expense was $12.2 million, down from the $21.7 million for the year ended December 31, 2013. The decreased expense is a result of the debt restructuring in 2013 and early 2014, which included the partial redemption of Series 1 Debentures in both years and reduced current year borrowing under our Credit Facility. Included in the current year interest expense is a $0.5 million deferred financing cost write-off related to the partial redemption of our Series 1 Debentures completed this year. Prior year interest expense included a write-off of $3.1 million in deferred financing costs related to the expiration of the previous Credit Facility and the partial redemption of Series 1 Debentures completed during the 2013 year. The interest savings from the debt restructuring was partially offset by an increase in interest on capital lease obligations, a result of the refinancing of operating leases to capital leases during 2013 and an overall increase in assets under capital leases as part of our strategy to replace higher cost debt.

A more detailed discussion on our Series 1 Debentures, our credit facilities and our debt restructuring can be found under “Resources and Systems – Capital Strategy” in this MD&A.

Foreign exchange loss (gain)

The foreign exchange gains and losses recognized in the current and prior year periods relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Risk Factors – Quantitative and Qualitative Disclosures about Market Risk”.

Unrealized gain on derivative financial instruments

At December 31, 2013, we eliminated the embedded derivative in certain maintenance agreements. Prior year gains largely reflect the change in fair value of the embedded derivative and the draw-down of remaining commitments in the contracts. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the United States government published Producers’ Price Index (“US-PPI”) for Mining Machinery and Equipment from the original contract amount.

The measurement of embedded derivatives, as required by GAAP, caused our reported net income in the prior year to fluctuate as Canadian/US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment changed. The accounting for these derivatives had no impact on operations, Consolidated EBITDA (as defined within our credit agreement) or how we evaluated operating performance.

12	2014 Management’s Discussion and Analysis

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(Gain) loss on debt extinguishment

On December 22, 2014, we redeemed $6.3 million aggregate principal amount of notes as part of our debt restructuring and recorded a gain of $0.3 million related to the transaction. On April 8, 2014, we redeemed $10.0 million of aggregate principal amount of notes and recorded a loss of $0.3 million related to the transaction. During the year ended December 31, 2013, we redeemed $150.0 million of our Series 1 Debentures and recorded a loss of $6.5 million.

A more detailed discussion on the partial redemption of our Series 1 Debentures can be found under “Significant Business Events – Debt and Equity Restructuring”.

Income tax (benefit) expense

For the three months ended December 31, 2014, we recorded a current income tax benefit of $nil and a deferred income tax benefit of $0.4 million, for a total income tax benefit of $0.4 million. This compares to a combined income tax expense of $1.4 million for the same period last year. For the year ended December 31, 2014, we recorded a current income tax benefit of $0.1 million and a deferred income tax expense of $0.1 million for a total income tax benefit of $nil. This compares to a combined income tax benefit of $2.4 million for the same period last year.

For the three months and year ended December 31, 2014 and December 31, 2013, income tax expense as a percentage of income before income taxes differed from the statutory rate of 25.26%. This difference in all periods is primarily due to permanent differences resulting from stock-based compensation expense and income tax adjustments and reassessments.

Summary of Consolidated Cash Flows from Continuing Operations

Consolidated cash flows from continuing operations are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2014	2013	2014	2013
Cash provided by operating activities	$12,072	$28,202	$41,701	$57,488
Cash provided (used) by investing activities	7,799	(4,789)	(19,488)	(27,093)
Cash used by financing activities	(18,946)	(16,759)	(34,527)	(246,148)
Net increase (decrease) in cash from continuing operations	$925	$6,654	$ (12,314)	$(215,753)

Operating activities

During the three months ended December 31, 2014, cash provided by operating activities was $12.1 million, down from $28.2 million cash provided during the three months ended December 31, 2013. The current period drop in cash flow was primarily a result of a $1.3 million reduction in working capital during the quarter compared to a $14.6 million reduction in working capital, last year. The reduced working capital contribution to cash was a result of an increase in trade receivable balances, with a higher volume of invoicing completed late in the quarter due to the timing of customer payment certificate approvals. This was partially offset by a decrease in unbilled revenue balance and an increase in accounts payable balance.

During the year ended December 31, 2014, cash provided by operating activities was $41.7 million, down from $57.5 million in cash provided during the year ended December 31, 2013. The decreased cash from operations in the current period is largely due to an increase in working capital, partially offset by improved net income. Cash from operations in the prior year benefitted from improved customer collections.

Investing activities

During the three months ended December 31, 2014, cash provided by investing activities was $7.8 million, up from $4.8 million cash used by investing activities for the same period a year ago. The increased cash in the current year is largely due to increased equipment sales. Current period investing activities included cash inflows of $14.4 million in proceeds on the disposal of plant and equipment and assets held for sale partially offset by $6.6 million of plant, equipment and intangible assets purchases. Prior year investing activities included a comparable spend of $6.3 million for the purchase of plant, equipment and intangible assets, partially offset by $1.5 million in proceeds on the disposal of plant and equipment and assets held for sale.

During the year ended December 31, 2014, cash used in investing activities was $19.5 million, down from $27.1 million in cash used in the year ended December 31, 2013. Current period investing activities included $36.1 million for the purchase of plant, equipment and intangible assets. This was partially offset by cash inflows of $16.6 million from proceeds on the disposal of plant and equipment and assets held for sale. Prior year investing activities included $34.2 million in purchase of plant, equipment and intangible assets, partially offset by $7.1 million in proceeds on the disposal of plant and equipment and assets held for sale.

2014 Management’s Discussion and Analysis	13

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Financing activities

During the three months ended December 31, 2014, cash used by financing activities was $18.9 million, up from $16.8 million in cash used for the three months ended December 31, 2013. Current three month cash outflow was primarily a result of $5.2 million in capital lease obligation repayments, the retirement of $6.3 million in Series 1 Debentures at a discount of $0.3 million, the $1.2 million purchase of treasury shares by the trust established in relation to our equity classified stock-based compensation plans and $1.9 million for the 2014 initiated Share Purchase Program, partially offset by a $3.9 million increase in borrowing on our Credit Facility. The prior period cash outflow included $2.2 million in financing costs, $11.7 million for the 2013 Share Purchase Program and $3.6 million capital lease obligation repayments.

For the year ended December 31, 2014, cash used by financing activities was $34.5 million, compared to $246.1 million of cash used by financing activities during the year ended December 31, 2013. The current year outflow was primarily a result of the redemption of $16.3 million in Series 1 Debentures, $18.7 million in capital lease obligation repayments and $3.7 million in treasury share purchases, partially offset by the net $5.5 million increase in borrowing under the Credit Facility. The prior year cash outflow reflects a net decrease of $62.3 million in the balance owning on our Credit Facilities, the $150.0 million redemption of our Series 1 Debentures at a premium of $6.5 million and $14.0 million in capital lease obligation repayments.

Summary of Consolidated Quarterly Results

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing for the resolution of claims and unsigned change-orders;

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments; and

•	the level of borrowing under our Series 1 Debentures, Credit Facility and assets financed under capital leases and the corresponding interest expense recorded against the outstanding balance of each.

The table, below, summarizes our consolidated results for the preceding eight quarters for continuing operations:

	Three Months Ended

(dollars in millions, except per share amounts)	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
Revenue	$113.2	$134.7	$116.2	$107.7	$108.9	$116.2	$115.0	$130.3
Gross profit	10.1	16.8	9.3	15.2	16.8	11.6	8.4	8.9
Operating income (loss)	1.0	9.7	(2.2)	3.0	5.6	0.6	(2.3)	(6.5)
Net (loss) income from continuing operations	(1.5)	4.8	(4.1)	0.1	5.5	(8.7)	(5.6)	(9.2)
Net (loss) income per share – basic(i)	$(0.04)	$0.14	$(0.12)	$—	$0.15	$(0.24)	$(0.16)	$(0.26)
Net (loss) income per shares – diluted(i)	$(0.04)	$0.13	$(0.12)	$—	$0.15	$(0.24)	$(0.16)	$(0.26)
Cash dividend per share(ii)	$0.02	$0.02	$0.02	$0.02	$0.00	$0.00	$0.00	$0.00

i)	Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)	On February 19, 2014, we announced that as part of the Company’s long term strategy to maximize shareholders’ value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy whereby, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

The Board of Directors declared a dividend of two Canadian cents ($0.02) on each of the common shares issued and outstanding on the record dates of March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014. The dividend payouts were made respectively on April 21, 2014, July 21, 2014, October 21, 2014 and January 23, 2015.

14	2014 Management’s Discussion and Analysis

NOA

We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support activity levels in the oil sands decline when frost leaves the ground and access of excavation and dumping areas, as well as associated roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable for work requiring frozen ground access in the oil sands.

Delays in the start of the winter freeze, required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.

Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the “spring breakup”, once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see “Claims and Change Orders”.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events during 2013, which include the reduction of our overhead support costs and the overall reduction of our debt, have changed the impact of these fixed costs as compared to previous years.

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.

Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

2014 Management’s Discussion and Analysis	15

NOA

For the three months and year ended December 31, 2014, we had approximately $4.2 million and $8.2 million, respectively, in claims revenue recognized to the extent of costs incurred. As at December 31, 2014, we had $3.1 million of unresolved claims and change orders recorded on our balance sheet valued to the extent of costs incurred. This compares to $13.1 million of unresolved claims and change-orders recorded on our balance sheet for the year ended December 31, 2013. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these additional costs.

Contingent Proceeds

On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the “Piling sale”) to the Keller Group plc (the “Keller Group” or the “Purchaser”) for consideration of $227.5 million, plus $5.9 million of working capital adjustments. Net proceeds of $219.4 million were realized after the assignment to the Purchaser of $5.9 million of capital leases and selling and disposal costs of $8.1 million. A pre-tax gain on disposal of $98.1 million was recorded.

In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.

As part of the sale we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.¿

The first part of the contingent proceeds of up to $57.5 million may be earned as follows based upon the Purchaser achieving annual results ranging between $30.0 million and $45.0 million in Piling Business EBITDA as follows:

•

A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Piling Business EBITDA (“First Year Piling Business EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Piling Business EBITDA is $45.0 million or greater).

•

A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Piling Business EBITDA (“Second Year Piling Business EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Piling Business EBITDA is $45.0 million or greater).

The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Piling Business EBITDA in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Piling Business EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay an amount equal to $0.375 for every $1 by which First Year Piling Business EBITDA exceeds $45.0 million;

b.	no later than September 30, 2015, the Purchaser will pay an amount equal to $0.375 for every $1 by which the aggregate of First Year Piling Business EBITDA and Second Year Piling Business EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.	no later than September 30, 2016, the Purchaser will pay an amount equal to $0.5 for every $1 by which the aggregate of First Year Piling Business EBITDA, Second Year Piling Business EBITDA and Piling Business EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Piling Business EBITDA target is comparable to our Consolidated EBITDA level for the year ended March 31, 2013 for the Piling business. The cumulative two year $90.0 million Piling Business EBITDA target and the cumulative three year $135.0 million Piling Business EBITDA target are multiples of such annual Piling Business EBITDA target.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

16	2014 Management’s Discussion and Analysis

NOA

On Monday August 4, 2014, the Keller Group released their “Interim Results for the six months ended 30 June 2014”. Within this release the Keller Group indicated that Keller Canada’s profits, which we believe are primarily related to the Piling Business, are below those expected at the time of acquisition. Subsequently, Keller Group advised us that it had not met the threshold for First Year Piling Business EBITDA that would have resulted in a payout of deferred consideration in 2014. We exercised our right to verify the 2014 Piling Business EBITDA reported by the Purchaser and following our review agreed with the Purchaser to postpone finalization of the 2014 determination until the 2015 determination was received.

The remaining contingent proceeds will be recognized if and when the Piling Business EBITDA targets are achieved. In the event that the Piling business did not achieve its 2014 target, we still have the potential to realize a portion of the contingent proceeds next year, up to $27.5 million.¿

E. OUTLOOK

As oil prices began to decline dramatically, many entities started to question the viability of oil sands mining as a cost effective means of oil extraction. Some predicted that existing mines would be closed down and construction work at the new mine, Fort Hills, halted. However, all of the mine owners have recently stated that while capital would be cut on other projects, including new SAGD opportunities, production would be maintained or even enhanced at their mines. The owners of the Horizon and Kearl mines both redirected capital from expenditures elsewhere to continue with funding production growth. The operator of the Fort Hills mine confirmed that current economic conditions, mainly the much depreciated Canadian dollar and cost savings would be used to continue to support construction, with a view to first production in late 2017.

Our customers are looking for new ways to cut costs in this low oil price environment. Improvements in our financial performance over the last 30 months have been achieved while already sharing incremental cost savings with our clients. However, we believe we can build on this partnership with our customers as they are open to new ideas and initiatives.¿

We have winter work throughout the oil sands for the first quarter of 2015 and are bidding for construction work which will commence after spring break-up. In addition, we are in discussions about potentially extending the term of our long-term overburden removal contract on the Horizon mine. Overall, we anticipate first half performance to be similar to that of last year, normalized for Canadian Natural assuming ownership and maintenance responsibilities for contract-specific equipment on the Horizon mine. In the second quarter we should have better insight into the second half of the year in the oil sands.¿

Outside of the oil sands, we are pleased to be bidding for a larger than expected site preparation package at the recently sanctioned Site C hydro-electric dam project in northeastern British Columbia. Early civil work is scheduled to begin in May, at which time we will likely be bidding for the main civil package on this project.¿

Our recent debt reduction initiatives with a focus on lowering our cost of debt, combined with our stronger balance sheet and improved operating cost structure will, we believe, provide a stable base to endure the current uncertainties, allow us to remain competitive in our pricing and provide us with the ability to take advantage of organic growth and acquisition opportunities that may arise.¿

In summary, we continue to pursue heavy and light civil construction contracts in the oil sands, along with other major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow our share of available work. Our clear objective for 2015 is to demonstrate resilience of cash flow in a very challenging operating environment.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

2014 Management’s Discussion and Analysis	17

NOA

F. LEGAL AND LABOUR MATTERS

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permit and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances; and

•	laws and regulations relating to worker safety and protection of human health.

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

For a complete discussion of our laws and regulations and environmental matters, see the “Legal and Labour Matters – Laws and Regulations and Environmental Matters” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Legal Proceedings and Regulatory Actions

From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.

Employees and Labour Relations

As at December 31, 2014, we had approximately 250 salaried employees and approximately 1,100 hourly employees in our operations. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from approximately 1,000 employees to approximately 1,600 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at December 31, 2014, approximately 900 employees are members of various unions and work under collective bargaining agreements.

The majority of our work in our ongoing operations is carried out by employees governed by our mining “overburden” collective bargaining agreement with the International Union of Operating Engineers (“IUOE”) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association (“ARBHCA”), which expires February 28, 2015. Negotiations to renew the IUOE Local 955 overburden agreement and the Roadbuilders and Heavy Construction agreement are under way utilizing an interest-based approach. A third collective agreement in effect is between the Operating Engineers and North American Maintenance Ltd. specific to work performed in our Acheson maintenance shop which employs approximately 40 employees. The agreement was recently renewed until 2017.

We believe that our relationships with all our employees, both union and non-union, are strong. We have never experienced a strike or lockout.

18	2014 Management’s Discussion and Analysis

NOA

G. RESOURCES AND SYSTEMS

CAPITAL STRATEGY

Over the past two and half years our focus was to increase shareholder value and reduce our cost of debt. Since June 30, 2012 we have taken the following actions:

•	Refinanced $54.9 million in operating leases to capital leases, reducing our average lease interest rates by almost 300 basis points to a range of 4% – 7%;

•	Redeemed $166.3 million of 9.125% Series 1 Debentures

•	Repaid $55.9 million of term debt under our previous Fourth Amended and Restated Credit Agreement;

•	Entered into the First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the “Credit Facility”) with our existing banking syndicate which provided for

¡	A 1.5% interest rate reduction;

¡	An increase to the allowable debt in respect of capital leases to $90.0 million, allowing us to finance capital expenditures with lower cost debt;

¡	Pre-approval to redeem up to $20.0 million of our 9.125% Series 1 Debentures, $6.3 million of which has been completed as at December 31, 2014;

¡	Increased borrowing flexibility by securing the facility through a combination of working capital and equipment;

•

Purchased and subsequently cancelled 1.8 million voting common shares in December 2013, in the normal course in the United States, representing approximately 5% of our outstanding voting common shares at the time of purchase;

•

Commenced the normal course issuer bid for an additional 1,771,195 additional voting common shares in December 2014 (approximately 5% of the outstanding voting common shares) with 500,000 purchased and cancelled to December 31, 2014 and another 620,000 purchased and cancelled to February 13, 2015.

With this strengthening of our balance sheet we have given ourselves the flexibility to be more competitive with our pricing in the oil sands and to endure uncertain times in oil price driven marketplaces.

We will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects. In addition, we believe we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.¿

Liquidity

Liquidity requirements

Our primary uses of cash are for plant, equipment and intangible asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our Credit Facility. As at December 31, 2014, our cash balance of $1.0 million was $12.8 million lower than our cash balance at December 31, 2013.

We supplemented our cash and letters of credit requirements during the year ended December 31, 2014 through drawings from the revolving facility. A more detailed discussion on the revolving facility can be found in “Credit Facility”, below.

We anticipate that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that this could be satisfied by the funds available from our Credit Facility.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

2014 Management’s Discussion and Analysis	19

NOA

Summary of Consolidated Financial Position

(dollars in thousands)	Dec 31, 2014	Dec 31, 2013
Cash	$956	$13,742
Current assets (excluding cash)	155,025	114,134
Current liabilities	(115,343)	(93,482)
Net working capital	$40,638	$34,394
Intangible assets	4,385	7,043
Plant and equipment	260,898	277,975
Total assets	456,581	445,641
Capital lease obligations (including current portion)	(64,055)	(43,295)
Total long term financial liabilities ‡	(108,512)	(109,635)

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

Working capital fluctuations effect on liquidity

As at December 31, 2014, we had $1.3 million in trade receivables that were more than 30 days past due, down from $5.1 million as at December 31, 2013. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.

As at December 31, 2013, an amount of $14.4 million was recognized within unbilled revenue for that year relating to the Canadian Natural contract, whereby the normal operating cycle for this project was greater than one year. This balance was partially drawn down through 2014, with the remaining $6.9 million balance invoiced to the customer as at December 31, 2014.

Included in assets held for sale at December 31, 2014 are the contract-specific equipment with a carrying value of $29.4 million sold to Canadian Natural on January 2, 2015. For a more detailed discussion on this transaction, please see “Significant Business Events – 2015 Sale of Contract Equipment to Horizon Mine Customer” in this MD&A.

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As of December 31, 2014, we had $3.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $13.1 million for the year ended December 31, 2013. For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.

Our working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

As at December 31, 2014, holdbacks totaled $10.7 million, up from $9.1 million as at December 31, 2013. Holdbacks represent 16% of our total accounts receivable as at December 31, 2014 (13% as at December 31, 2013). The current year increase in holdbacks represents an increase in construction services projects that have yet to achieve substantial completion of work, partially offset by the billing of the holdback related to the Joslyn mine site development project, substantially completed during 2014.

Plant, Equipment and Intangible Asset Purchases

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.

20	2014 Management’s Discussion and Analysis

NOA

As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as “multi-life component” equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.

For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as “single-life component” equipment.

In addition, we may acquire new equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.

We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $15.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. We increased our equipment replacement program in the current year to $35.9 million to replace some of our aging single-life heavy equipment fleet which improved our maintenance costs and reduced our need for rental equipment. This fleet replacement was primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.

We believe that our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from our clients. We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets.

For 2015, we intend to limit our capital expenditures to approximately $20.0 million to $30.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements (normal equipment disposals excludes proceeds from the sale of contract-specific assets to Canadian Natural). We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.¿

A summary of cash changes to plant, equipment and intangible assets by nature and by period is shown in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2014	2013	2014	2013
New plant and equipment – capital expenditures
Sustaining	$7,653	$11,058	$26,338	$32,576
Growth	1,014	186	1,612	3,249
Subtotal	$8,667	$11,244	$27,950	$35,825
New intangible assets – capital expenditures
Sustaining	$438	$455	$574	$1,770
Growth	—	68	415	1,056
Subtotal	$438	$523	$989	$2,826
Total new additions to capital assets	9,105	11,767	28,939	38,651
Items affecting cash additions to capital assets:
Equipment buyouts	$2,620	$—	$7,480	$—
Change in non-cash working capital	(5,174)	(5,491)	(283)	(4,474)
Cash outflow on additions to plant and equipment and intangible assets	$6,551	$6,276	$36,136	$34,177
Capital asset disposal
Proceeds on disposal of plant and equipment and assets held for sale	$14,350	$1,487	$16,648	$7,084
Net decrease in cash related to capital assets	$(7,799)	$4,789	$19,488	$27,093

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

2014 Management’s Discussion and Analysis	21

NOA

Equipment lease buyout activity in the current periods only includes the buyout of equipment leases that we have capitalized in plant and equipment. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.

Proceeds on the disposal of plant and equipment for the periods presented includes proceeds specific to the assets we owned. Included in the proceeds for the three months and year ended December 31, 2014 is $7.2 million related to the sale lease-back of certain heavy equipment.

Included in our capital lease additions of $39.5 million for the year ended December 31, 2014 is $7.2 million related to sale lease-back, $1.2 million related to the conversion of operating leases and $31.0 million related to new unit additions. Our capital lease additions during the year ended December 31, 2013 of $13.8 million includes $13.5 million of operating lease conversions and $0.3 million of new additions.

In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures.

Our equipment fleet value is currently split among owned (61%), leased (33%) and rented equipment (6%). Excluded from the equipment values provided are the contract equipment sold and the assignment of certain leases to Canadian Natural on January 2, 2015. For more information on this transaction, please see “Significant Business Events – 2015 Sale of Contract Equipment to Horizon Mine Customer” in this MD&A. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

Credit Facility

On September 10, 2014, we entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the “Credit Facility”). Our Fifth amended and Restated Credit Facility was signed on October 9, 2013, expires on September 30, 2016 and is secured through a combination of working capital and equipment. The amendment allows further flexibility in our financing needs as we plan for the future. The amended agreement includes the following changes:

•

Modification of the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA from less than 2.00 to 1.00 to less than 2.50 to 1.00. This change reflects our improved risk profile and lower Series 1 Debenture debt and we expect it to improve our liquidity.

•

Increase to the allowable debt in respect of capital leases by $15.0 million to $90.0 million. This will allow us to continue to eliminate operating leases and to finance capital expenditures with low cost debt, thereby freeing up cash for new opportunities or to retire other more costly debt.

•

Pre-approval to redeem up to $20.0 million of the 9.125% Series 1 Debentures. This is expected to increase our flexibility to balance our mix of lower cost secured debt versus higher cost unsecured debt.¿

The Credit Facility allows borrowing of up to $85.0 million, contingent upon the value of the borrowing base, broken into two tranches:

•	Tranche A, that will support up to $60.0 million in both borrowing under a revolving facility and letters of credit

•	Tranche B, that will allow up to $25.0 million in letters of credit

Our interest cost on the Credit Facility is based on a pricing margin schedule that is affected by our credit rating with Standard & Poor’s. Based on our current credit rating, our interest cost on the Credit Facility includes:

•	Canadian prime interest rate plus 3.0% interest charge on outstanding revolver facility borrowing

•	2.8% interest charge on outstanding letters of credit used as guarantees, drawn against either Tranche A or Tranche B

•	1.0% interest charge on any unused portion of the $85.0 million Credit Facility

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

22	2014 Management’s Discussion and Analysis

NOA

The Credit Facility borrowing base is determined by the value of receivables and equipment with financial covenants of:

•	A Senior Leverage Ratio, which is to be maintained at less than 2.50 to 1.00

¡	The Senior Leverage Ratio is a ratio of Senior Debt (not including the 9.125% Series 1 Unsecured Debentures) to a trailing 12-months Consolidated EBITDA

•	A Fixed Charge Cover Ratio, which must be maintained at greater than 1.20 to 1.00

¡	The Fixed Charge Cover Ratio is the ratio of Consolidated EBITDA (less current income taxes actually paid) to Consolidated Fixed Charges.

•

The Consolidated Fixed Charges is defined as cash interest (not including interest on the debentures repurchased and redeemed or any interest on our previously outstanding term facilities), scheduled repayment of debt (not including the principal component of our previously outstanding term facilities), net capital expenditures (except to the extent financed by available cash, capital leases, loans under our credit facility of up to $15.0 million per year, or new share issuances) and any dividend payments or stock repurchases (except to the extent financed by available cash or a new share issuance).

Borrowing activity under the Credit Facility

The December 31, 2014 borrowing base allowed for a maximum draw of $85.0 million between the two tranches of our Credit Facility. At December 31, 2014, our unused borrowing availability on the revolving facility under Tranche A was $54.5 million (December 31, 2013 – $60.0 million).

The May 2, 2014 upgrade in our credit ratings by Standard & Poor (“S&P”)12 has reduced the interest rate payable on borrowings under our Credit Facility. This recent upgrade has improved our cost of borrowing under the Credit Facility as follows:

•	A reduction of 0.5% in interest charged on outstanding revolver borrowing

•	A reduction of 0.3% in interest charged on outstanding letters of credit used as guarantees, drawn against either Tranche A or Tranche B

•	A reduction of 0.12% in standby fee interest charged on any unused portion of the $85.0 million Credit Facility

For a discussion of our debt ratings, see the “Debt Ratings” section of our annual AIF, which section is expressly incorporated by reference in this MD&A.

Cash drawn under Tranche A

At December 31, 2014, we had $5.5 million outstanding on our revolving facility under Tranche A (December 31,2013 – $nil).

During the year ended December 31, 2014, we used our revolving facility to finance our working capital requirements. The average amount of our borrowing on the revolving facility was $5.4 million with a weighted average interest rate of 6.0% ($22.7 million for the year ended December 31, 2013, at an average rate of 7.9%). The maximum end of month balance for any single month during the year ended December 31, 2014 was $20.0 million. For the three months ended December 31, 2014, the weighted average amount of our borrowing on the revolving facility was $14.8 million, at an average interest rate of 6%. We had no borrowing on the revolving facility during the three months ended December 31, 2013. The average amount of our borrowing on the revolving facility is calculated based on the weighted average of the outstanding balances in the three months and year periods, respectively.

Letters of credit drawn under Tranche A

As at and for the years ended December 31, 2014 and December 31, 2013, there were no letters of credit issued under Tranche A of the Credit Facility, nor was there letters of credit borrowing activity during either year under Tranche A.

Letters of credit drawn under Tranche B

As of December 31, 2014, we had issued $5.1 million ($3.1 million at December 31, 2013) in letters of credit to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at December 31, 2014, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60-day prior written notice to request any change in their letter of credit requirements.

12 Standard and Poor’s Ratings Services (“S&P”), a division of The McGraw-Hill Companies, Inc.

2014 Management’s Discussion and Analysis	23

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Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2014 for our ongoing operations.

					Payments due by fiscal year
(dollars in thousands)	Total	2015	2016	2017	2018	2019 and thereafter
Series 1 Debentures	$58,733	$—	$—	$58,733	$—	$—
Revolving facility	5,536	5,536	—	—	—	—
Capital leases (including interest)	69,883	25,115	21,149	11,662	10,179	1,778
Equipment and building operating leases	31,989	4,751	3,984	3,884	4,013	15,357
Supplier contracts	9,915	2,729	3,593	3,593	—	—
Total contractual obligations	$176,056	$38,131	$28,726	$77,872	$14,192	$17,135

Our total contractual obligations of $176.1 million as at December 31, 2014 have decreased from $184.3 million as at December 31, 2013. As of the sale of contract-specific equipment to Canadian Natural, our commitments were reduced by $2.3 million upon the assignment of operating leases and $0.3 million upon the buyout and sale of leases.

For a discussion on the revolving facility see “Liquidity – Credit Facility”, above and for a more detailed discussion of our 9.125% Series 1 Debentures, see “Description of Securities and Agreements – 9.125% Series 1 Debentures” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Off-balance sheet arrangements

We currently have no off-balance sheet arrangements.

Securities and Agreements

Capital structure

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.

Effective December 18, 2014, we commenced a second normal course issuer bid for the purchase and cancellation of up 1,771,195 outstanding voting common shares in the United States primarily through the facilities of the New York Stock Exchange (“NYSE”). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. As at February 13, 2015, 1,120,000 voting common shares had been purchased and retired (500,000 as at December 31, 2014) under this bid.

On December 19, 2013, we purchased and subsequently cancelled 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the NYSE. Such voting common shares represented ;5% of the issued and outstanding voting common shares at the time.

All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.

On June 12, 2014, we entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified RSU and PSU long-term incentive plans are to be settled. Units granted under our RSU and PSU plans typically vest at the end of a three-year term.

As at February 13, 2015, there were 34,303,916 voting common shares outstanding, which included 917,047 common shares held by the trust fund and classified as treasury shares on our consolidated balance sheets (34,923,916 common shares, including 589,892 common shares classified as treasury shares at December 31, 2014). We had no non-voting common shares outstanding on any of the foregoing dates.

For a more detailed discussion of our share data, see “Description of Securities and Agreements – Capital Structure” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

24	2014 Management’s Discussion and Analysis

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9.125% Series 1 Debentures

On April 7, 2010, we closed a private placement of 9.125% Series 1 Senior Unsecured Debentures Due 2017(the “Series 1 Debentures”) for gross proceeds of $225.0 million.

As discussed in “Significant Business Events – Partial Purchase / Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017”, during the year ended December 31, 2014, we redeemed $16.3 million of the aggregate principal of the Series 1 Debentures. We redeemed $150.0 million of the Series 1 Debentures during the year ended December 31, 2013. At December 31, 2014, the remaining balance of our Series 1 Debentures was $58.7 million.

The Series 1 Debentures are rated B by Standard & Poor’s (see “Debt Ratings”).

For a more detailed discussion of our 9.125% Series 1 Debentures, see “Description of Securities and Agreements - 9.125% Series 1 Debentures” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Debt Ratings

On May 2, 2014, Standard & Poor (“S&P”) upgraded its previous ratings of our long-term corporate credit to ‘B’ and the senior unsecured debt rating to ‘B’ from the previous ratings of “B-”. S&P upgraded its outlook on the corporate rating to ‘stable’ and reaffirmed the recovery rating on our Series 1 Debentures at ‘4’.

For a discussion of our debt ratings, see the “Debt Ratings” section of our annual AIF, which section is expressly incorporated by reference in this MD&A.

Related Parties

Advisory Agreements

From the time of our initial public offering in November of 2006 to June 26, 2013, Perry Partners, L.P. and Perry Partners International, Inc. (together, “Perry”) was our Sponsor. As a Sponsor, Perry had an Advisory Services Agreement with us under which Perry was entitled to receive reports, financial data and other information and we were entitled to receive consulting services relating to our operations, affairs and finances. No fee was charged by Perry for such consulting and advisory services. On June 26, 2013, we entered into an agreement with Perry terminating Perry’s Advisory Services Agreement.

We may terminate a significant shareholder’s letter agreement in certain circumstances. All the foregoing rights are subject to customary confidentiality requirements and subject to security clearance requirements imposed by applicable government authorities.

Internal Systems and Processes

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2014 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in

2014 Management’s Discussion and Analysis	25

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National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2014, we applied the criteria set forth in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at December 31, 2014, maintained, in all material respects, effective internal control over financial reporting based on the criteria established in the 1992 Internal Control-Integrated Framework issued by the COSO.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the year ended December 31, 2014.

Accounting Pronouncements

Recently adopted

•	Income taxes

¡

We adopted this Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Carry Forward Exists effective commencing January 1, 2014. The adoption of this standard did not have a material impact on our consolidated financial statements.¿

Not Yet Adopted

•	Presentation of financial statements and property, plant and equipment

¡

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This ASU will be effective for disposals recorded on or after January 1, 2015. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.¿

•	Revenue from Contracts with Customers

¡

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will be effective commencing January 1, 2017. We are currently assessing the effect the adoption of this standard will have on our consolidated financial statements.¿

•	Compensation – Stock Compensation

¡

In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.¿

•	Presentation of Financial Statements – Going Concern

¡

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Topic 205-40).This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

26	2014 Management’s Discussion and Analysis

NOA

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the “Accounting pronouncements recently adopted” and “Recent accounting pronouncements not yet adopted” sections of our Consolidated Financial Statements for the year ended December 31, 2014 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Critical Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by us include:

•

Assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	Assumptions used in periodic impairment testing; and

•	Estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of plant and equipment and intangible assets.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.

The complex judgments and estimates most critical to an investor’s understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Plant and equipment

•	Allowance for doubtful accounts receivable

•	Financial instruments

•	Foreign currency translation

•	Discontinued operations

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our Consolidated Financial Statements for year ended December 31, 2014 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

2014 Management’s Discussion and Analysis	27

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H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as ‘believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks, uncertainties and assumptions that may prove to be incorrect:

1.	The possibility that we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold in connection with the Piling sale.

2.	The belief that the improvements to our balance sheet and cost structure that we have accomplished position us to deal with the ever present risks in our cyclical business and the belief that will be able to continue building pricing strategies with our customers and vendors that will allow us to share in the incremental cost savings.

3.	The expectation that as a result of the buyout and assignment of certain contract-specific operating leases to Canadian Natural during 2014, our operating lease expense will be reduced annually by $11.2 million from 2014 levels.

4.	Our belief that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects.

5.	Our belief that we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada.

6.	The possibility that we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the Piling assets and liabilities sold.

7.	The possibility that, in the event that Piling business did not achieve its 2014 target, we still have the potential to receive up to $27.5 million in additional proceeds next year, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.

8.	Our belief that we will be able to identify additional cost savings that can be shared with our clients.

9.	The expectation that we will be able to secure and maintain our share of available work, resulting in first half performance similar to that of last year, normalized for the ownership and maintenance responsibilities assumed by Canadian Natural and that we will have better insight into the second half of the year in the oil sands by the second quarter.

10.	The expectation that the Site C hydro-electric dam early works will begin in May and that we will be bidding for the main civil package around that same time.

11.	Our belief that debt reduction initiatives, a stronger balance sheet and our improved cost structure will allow us to endure the current economic and market uncertainties, remain competitive in our pricing and take advantage of organic growth and acquisition opportunities that may arise.

12.	The objective for 2015 to demonstrate resilience of cash flow in a very challenging operating environment.

13.	The expectation that we will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects and the belief that we can continue take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.

14.	Our belief that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that any such funding requirements could be satisfied by the funds available from our Credit Facility.

28	2014 Management’s Discussion and Analysis

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15.	Our belief that cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our essential capital maintenance and equipment replacement requirements.

16.	Our expectation that the amendment to our Credit Agreement, granting pre-approval to redeem up to $20.0 million of the Series 1 Debentures will increase our flexibility to balance our mix of lower cost secured debt versus higher cost unsecured debt.

17.	Our belief that accounting pronouncements recently adopted or yet to be adopted, as discussed herein, will not have a material impact on our consolidated financial statements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward- looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions”, “Risk Factors” and “Quantitative and Qualitative Disclosure about Market Risk”, below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

1.	That, in the event that the Purchaser of the Piling business does not meet the prescribed Consolidated EBITDA thresholds for 2014, the Purchaser will meet the prescribed Consolidated EBITDA threshold next year, thus allowing us to realize the contingent proceeds of the Piling Sale;

2.	The continuing development of new mines and the expansion of existing mines;

3.	The demand for construction services remaining strong, including in non-oil sands projects;

4.	That work will continue to be required under the contract with Canadian Natural;

5.	That the Site C hydro-electric dam project will proceed as planned;

6.	That work will continue to be required under our master services agreements with various customers;

7.	Our customers’ ability to pay in timely fashion;

8.	Our ability to successfully resolve all claims and unsigned change orders with our customers;

9.	The oil sands continuing to be an economically viable source of energy;

10.	Our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

11.	The continuing plans to construct the southern and east / west pipelines;

12.	Our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

13.	Our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

14.	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

2014 Management’s Discussion and Analysis	29

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15.	Our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices; and

16.	Our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk Factors

The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that future revenue or operating expense related cash flows, the value of financial instruments or cash flows associated with the instruments will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

Business Risk Factors

•

Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•

Changes in our customers’ perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

•	Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions that could adversely affect the amount of work we receive from those customers.

•

Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Our customer base is concentrated, and the loss of, or a significant reduction in, business from a major customer could adversely affect our financial condition.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Anticipated new major capital projects in the oil sands may not materialize.

•	A significant amount of our revenue is generated by providing construction services for fixed term projects.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

•

There can be no certainty that any or all of the contingent consideration from the sale of the Piling business will be received. Failure to receive the contingent consideration could negatively impact the market price of the Common Shares.

•	Unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

30	2014 Management’s Discussion and Analysis

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•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.

•

Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•

A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet. A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

•	Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

•	Significant labour disputes could adversely affect our business.

For further information on risks, including “Quantitative and Qualitative Disclosure about Market Risk”, “Business Risk Factors”, “Risk Factors Related to Our Common Shares”, and “Risk Factors Related to our Debt Securities” please refer to the “Forward-Looking Information, Assumptions and Risk Factors – Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

I. GENERAL MATTERS

Experts

KPMG LLP are our auditors and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Additional Information

Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.

For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see “Glossary of Terms” in our most recent AIF.

Additional information relating to us, including our AIF dated February 17, 2015, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

2014 Management’s Discussion and Analysis	31

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Energy Partners Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants. The Report of Independent Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2014. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2014, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

Martin Ferron President and Chief Executive Officer February 17, 2015	David Blackley Chief Financial Officer February 17, 2015

32	2014 Consolidated Financial Statements

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended December 31, 2014. Our responsibility is to express an opinion on North American Energy Partners Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

2014 Consolidated Financial Statements	33

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at December 31, 2014 and 2013, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and our report dated February 17, 2015, expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

Edmonton, Canada

February 17, 2015

34	2014 Consolidated Financial Statements

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at December 31, 2014 and 2013, the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Energy Partners Inc. as at December 31, 2014 and 2013, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

2014 Consolidated Financial Statements	35

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Accountants

Edmonton, Canada

February 17, 2015

36	2014 Consolidated Financial Statements

NOA

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	2014	2013
Assets
Current assets
Cash	$956	$13,742
Accounts receivable, net (note 5 and 15(d))	66,503	70,177
Unbilled revenue (note 6 and 15(d))	43,622	32,168
Inventories	7,449	5,907
Prepaid expenses and deposits (note 7)	2,253	2,152
Assets held for sale (note 8 and 15(a))	29,589	52
Deferred tax assets (note 9)	5,609	3,678

	155,981	127,876
Plant and equipment, net (note 10)	260,898	277,975
Other assets (note 11(a))	9,755	12,130
Deferred tax assets (note 9)	29,947	27,660

Total Assets	$456,581	$445,641

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$58,089	$48,438
Accrued liabilities (note 12)	14,997	15,655
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	—	6,357
Current portion of capital lease obligations (note 14)	22,201	14,996
Deferred tax liabilities (note 9)	20,056	8,036

	115,343	93,482
Long term debt (note 13(a))	64,269	75,000
Capital lease obligations (note 14)	41,854	28,299
Other long term obligations (note 16(a))	3,459	7,207
Deferred tax liabilities (note 9)	42,077	49,818

	267,002	253,806

Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares) (note 17(a))	290,800	290,517
Treasury shares (note 17(a))	(3,685)	—
Additional paid-in capital	19,866	14,750
Deficit	(117,402)	(113,432)

	189,579	191,835

Total liabilities and shareholders’ equity	$456,581	$445,641

Commitments (note 18)
Contingencies (note 19)
Subsequent events (note 8 and 20)

Approved on behalf of the Board

/s/ Ronald A. McIntosh Ronald A. Mclntosh, Director	/s/ Allen R. Sello Allen R. Sello, Director

See accompanying notes to consolidated financial statements.

2014 Consolidated Financial Statements	37

Consolidated Statements of Operations and

Comprehensive (loss) Income

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	2014	2013
Revenue	$471,777	$470,484
Project costs	216,342	180,348
Equipment costs	161,108	207,906
Depreciation	42,927	36,491

Gross profit	51,400	45,739
General and administrative expenses	33,462	39,901
Loss on disposal of plant and equipment	2,777	3,033
(Gain) loss on disposal of assets held for sale (note 8)	(86)	2,212
Amortization of intangible assets (note 11(b))	3,648	3,276

Operating income (loss) before the undernoted	11,599	(2,683)
Interest expense (note 21)	12,235	21,697
Foreign exchange loss (gain)	38	(156)
Unrealized gain on derivative financial instruments	—	(6,551)
Loss on debt extinguishment (note 13(c))	54	6,476

Loss from continuing operations before income taxes	(728)	(24,149)
Income tax (note 9):
Current benefit	(92)	(2,438)
Deferred expense (benefit)	61	(3,664)

Net loss from continuing operations	(697)	(18,047)
(Loss) income from discontinued operations, net of tax (note 22)	(472)	87,231

Net (loss) income	(1,169)	69,184
Other comprehensive income
Unrealized foreign currency translation gain	—	27

Comprehensive (loss) income	(1,169)	69,211

Per share information from continuing operations
Net loss – basic (note 17(b))	$(0.02)	$(0.50)
Net loss – diluted (note 17(b))	$(0.02)	$(0.50)
Per share information from discontinued operations
Net (loss) income – basic (note 17(b))	$(0.01)	$2.41
Net (loss) income – diluted (note 17(b))	$(0.01)	$2.39
Per share information
Net (loss) income – basic (note 17(b))	$(0.03)	$1.91
Net (loss) income – diluted (note 17(b))	$(0.03)	$1.89
Cash dividend per share (note 17(d))	$0.08	$—

See accompanying notes to consolidated financial statements.

38	2014 Consolidated Financial Statements

NOA

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2012	$304,908	$—	$10,292	$(182,616)	$(27)	$132,557
Net income	—	—	—	69,184	—	69,184
Unrealized foreign currency translation loss	—	—	—	—	27	27
Exercised stock options	1,742	—	(567)	—	—	1,175
Stock-based compensation	—	—	632	—	—	632
Share purchase program	(16,133)	—	4,393	—	—	(11,740)

Balance at December 31, 2013	$290,517	$—	$14,750	$(113,432)	$—	$191,835
Net loss	—	—	—	(1,169)	—	(1,169)
Exercised options (note 23(b) and 23(c))	4,521	—	(1,714)	—	—	2,807
Stock-based compensation (note 23)	—	—	4,533	—	—	4,533
Dividends (note 17(d))	—	—	—	(2,801)	—	(2,801)
Share purchase program (note 17(c))	(4,238)	—	2,297	—	—	(1,941)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17 (a))	—	(3,685)	—	—	—	(3,685)

Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$—	$189,579

See accompanying notes to consolidated financial statements.

2014 Consolidated Financial Statements	39

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	2014	2013
Cash (used in) provided by:
Operating activities:
Net loss from continuing operations	$(697)	$(18,047)
Adjustments to reconcile to net cash from operating activities:
Depreciation	42,927	36,491
Amortization of intangible assets (note 11(b))	3,648	3,276
Amortization of deferred financing costs (note 11(c))	1,594	4,326
Lease inducement paid on sublease	(1,200)	—
Loss on disposal of plant and equipment	2,777	3,033
(Gain) loss on disposal of assets held for sale (note 8)	(86)	2,212
Unrealized gain on derivative financial instruments	—	(6,551)
Loss on debt extinguishment (note 13(c))	54	6,476
Stock-based compensation expense (note 23(a))	3,305	6,193
Cash settlement of stock-based compensation (note 23(d(i)) and 23(f(i)))	(3,235)	(1,695)
Other adjustments to cash from operating activities (note 11(d), 16(b) and 16(c))	38	(61)
Deferred income tax (benefit) (note 9)	61	(3,664)
Net changes in non-cash working capital (note 24(b))	(7,485)	25,499

	41,701	57,488

Investing activities:
Purchase of plant and equipment	(35,146)	(31,351)
Additions to intangible assets (note 11(b))	(990)	(2,826)
Proceeds on disposal of plant and equipment	15,378	3,978
Proceeds on disposal of assets held for sale	1,270	3,106

	(19,488)	(27,093)

Financing activities:
Repayment of credit facilities	(85,000)	(234,684)
Increase in credit facilities	90,536	172,396
Financing costs (note 11(c))	(87)	(2,789)
Redemption of Series 1 Debentures (note 13(c))	(16,321)	(156,476)
Proceeds from options exercised (note 23(b) and 23(c))	2,807	1,175
Dividend payments (note 17(d))	(2,104)	—
Purchase of treasury shares for share unit settlement (note 17(a))	(3,685)	—
Share purchase program (note 17(c))	(1,941)	(11,740)
Repayment of capital lease obligations	(18,732)	(14,030)

	(34,527)	(246,148)

Decrease in cash from continuing operations	(12,314)	(215,753)

Cash provided by (used in) discontinued operations (note 22)
Operating activities	(472)	45,739
Investing activities	—	182,836
Financing activities	—	(271)

	(472)	228,304

(Decrease) increase in cash	(12,786)	12,551
Effect of exchange rate on changes in cash	—	27
Cash, beginning of year	13,742	1,164

Cash, end of year	$956	$13,742

Supplemental cash flow information (note 24(a))

See accompanying notes to consolidated financial statements.

40	2014 Consolidated Financial Statements

NOA

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned subsidiaries of NACHI:

•	North American Engineering Inc.

•	North American Enterprises Ltd.

•	North American Mining Inc.

•	North American Services Inc.
•	North American Site Development Ltd.

•	North American Maintenance Ltd.

•	North American Tailings and Environmental Ltd.

•	1753514 Alberta Ltd.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include the assessment of the percentage of completion on time-and- materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in periodic impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets. Actual results could differ materially from those estimates.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized to the extent contract remedies are unavailable in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

2014 Consolidated Financial Statements	41

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

42	2014 Consolidated Financial Statements

NOA

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and unbilled revenue

Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires and tracks.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

2014 Consolidated Financial Statements	43

k) Capitalized interest

The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.

l) Intangible assets

Intangible assets include capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

•	Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

•

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the costs incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

•	Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software.

m) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

n) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

44	2014 Consolidated Financial Statements

NOA

o) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

p) Foreign currency translation

The functional currency of the Company its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

q) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

r) Derivative financial instruments

The Company used derivative financial instruments to manage financial risks from fluctuations in exchange rates. These instruments included embedded price escalation features in supplier contracts. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations.

s) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

t) Stock-based compensation

The Company has a Share Option Plan which is described in note 23(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

2014 Consolidated Financial Statements	45

The Company has a Senior Executive Stock Option Plan which is described in note 23(c). This compensation plan allows the option holder the right to settle options in cash. The liability is measured at fair value using the Black- Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations when the period end fair value exceeds the fair value at the modification date and in the Consolidated Balance Sheets when the period end fair value is less than the fair value at the modification date.

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 23(d). RSUs are granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs. The Company settles all RSUs issued after February 19, 2014, with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”). The Company will continue to settle the existing RSUs with cash (“liability classified RSUs”). Compensation expense is calculated based on the number of vested RSUs multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation cost over the three-year term of the RSU in the Consolidated Statements of Operations, with a corresponding increase to liability for the liability classified RSUs and additional paid-in capital for the equity classified RSUs. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance restricted share unit (“PSU”) plan which is described in note 23(e). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return (“TSR”) as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to liability.

The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 23(f). Prior to the year ended December 31, 2014, this plan was referred to as the Directors Deferred Share Unit (“DDSU”) Plan as only directors were awarded under it. During the year ended December 31, 2014, the plan was modified to include executives and has since been referred to as the DSU plan. The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs. The DSUs issued prior to February 19, 2014, are settled in cash (“liability classified DSUs”) and all DSUs and dividend equivalents issued after this date are settled in common shares (“equity classified DSUs”) purchased on the open market through a defined trust arrangement. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with a corresponding increase to liability for the liability classified DSUs and additional paid-in capital for the equity classified DSUs. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

46	2014 Consolidated Financial Statements

NOA

u) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year (see note 17(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

v) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment operating lease expense” in the Consolidated Statements of Operations.

w) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs related to the Debentures and the Revolving and Term Facilities are amortized over the term of the related debt using the effective interest method.

x) Business combinations

The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.

y) Discontinued operations

In prior years the Company divested certain of its business operations. These businesses are presented as discontinued operations in the Company’s Consolidated Statement of Operations and Comprehensive (Loss) Income and, collectively, are included in the line item “(Loss) income from discontinued operations, net of tax” for all periods presented. The cash flows from discontinued operations are included in the “Cash (used in) provided by discontinued operations” section of the Consolidated Statement of Cash Flows for all periods presented. The Company allocates interest expense incurred on debt that is required to be repaid as a result of the disposal transaction to discontinued operations. The allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the Company is allocated based on a ratio of net assets to be sold to total consolidated net assets.

3. Accounting pronouncements recently adopted

a) Income Taxes

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists. This accounting standard eliminates the diversity in practice in the presentation of unrecognized tax benefits. The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. The Company adopted this ASU effective January 1, 2014. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

2014 Consolidated Financial Statements	47

4. Recent accounting pronouncements not yet adopted

a) Presentation of financial statements and property, plant and equipment

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This accounting standard changes the requirements for reporting discontinued operations. The amendments in this ASU change the definition of what will be reported as a discontinued operation by limiting discontinued operations to disposals of components of an entity that will have a major effect on an entities operations and financial results. This ASU will be effective for disposals recorded on or after January 1, 2015. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

b) Revenue from contracts with customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition guidance to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. This ASU will be effective commencing January 1, 2017. The Company is currently assessing the effect the adoption of this standard will have on its consolidated financial statements.

c) Compensation – Stock Compensation

In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

d) Presentation of Financial Statements – Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40). This accounting standard provides guidance on the responsibility of management in evaluating whether there is doubt about the Company’s ability to continue as a going concern. For every reporting period, management will be required to complete an evaluation on whether there is substantial doubt about the Company’s ability to continue as a going concern within one year from the date of the financial statement issuance. Guidance is also provided on related note disclosure should substantial doubt be raised. This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

5. Accounts receivable

	December 31, 2014	December 31, 2013

Accounts receivable – trade	$54,733	$59,309
Accounts receivable – holdbacks	10,741	9,055
Accounts receivable – other	1,029	1,813
Allowance for doubtful accounts (note 15(d))	—	—

	$66,503	$70,177

Accounts receivable – holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2014	December 31, 2013

Costs incurred and estimated earnings on uncompleted contracts	$629,416	$533,837
Less billings to date	(585,794)	(508,026)

	$43,622	$25,811

48	2014 Consolidated Financial Statements

NOA

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2014	December 31, 2013

Unbilled revenue	$43,622	$32,168
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	—	(6,357)

	$43,622	$25,811

7. Prepaid expenses and deposits

Current:

	December 31, 2014	December 31, 2013
Prepaid insurance and deposits	$968	$1,076
Prepaid lease payments	537	880
Prepaid interest	748	196

	$2,253	$2,152

Long term:
	December 31, 2014	December 31, 2013
Prepaid lease payments (note 11(a))	$1,953	$1,274

8. Assets held for sale

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments.

Included in assets held for sale at December 31, 2014 were contract-specific equipment with a carrying value of $29,400 which were sold to a long-term customer subsequent to the period end on January 2, 2015 (note 20).

During the year ended December 31, 2014, impairment of assets held for sale amounting to $3,461 has been included in depreciation expense in the Consolidated Statements of Operations (2013 – $3,097). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The gain on disposal of assets held for sale was $86 for the year ended December 31, 2014 (2013 – loss of $2,212).

9. Income taxes

Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2014	2013
Loss before income taxes	$(728)	$(24,149)
Tax rate	25.26%	25.26%

Expected benefit	$(184)	$(6,101)
(Decrease) increase related to:
Impact of enacted future statutory income tax rates	—	(209)
Income tax adjustments and reassessments	(68)	(249)
Non deductible portion of capital losses	(72)	69
Stock-based compensation	232	315
Other	61	73

Income tax benefit	$(31)	$(6,102)

2014 Consolidated Financial Statements	49

Classified as:

Year ended December 31,	2014	2013
Current income tax (benefit) expense	$(92)	$(2,438)
Deferred income tax benefit	61	(3,664)

	$(31)	$(6,102)

The deferred tax assets and liabilities are summarized below:

	December 31, 2014	December 31, 2013
Deferred tax assets:
Non-capital losses	$31,151	$39,604
Deferred financing costs	1,135	1,709
Billings in excess of costs on uncompleted contracts	—	1,606
Capital lease obligations	16,148	10,914
Deferred lease inducements	64	91
Stock-based compensation	1,666	1,880
Other	481	409

	$50,645	$56,213

	December 31, 2014	December 31, 2013
Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	$9,538	$5,338
Assets held for sale	6,466	13
Accounts receivable – holdbacks	3,084	2,308
Property, plant and equipment	58,134	56,945
Deferred partnership income	—	18,125

	$77,222	$82,729

Net deferred income tax liability	$(26,577)	$(26,516)

Classified as:

	December 31, 2014	December 31, 2013
Current asset	$5,609	$3,678
Long term asset	29,947	27,660
Current liability	(20,056)	(8,036)
Long term liability	(42,077)	(49,818)

	$(26,577)	$(26,516)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and three provincial jurisdictions. Prior to the sale of piling assets and liabilities (note 22), the Company filed income tax returns in two additional provincial jurisdictions, the US federal and Indiana, Oklahoma and Texas state jurisdictions and Columbia. The Company has substantially concluded on Canadian federal and provincial income tax matters for the years through 2009. Substantially all material US Federal and state matters have been concluded for the years through 2007.

50	2014 Consolidated Financial Statements

NOA

The Company has a full valuation allowance against capital losses in deferred tax assets of $962 as at December 31, 2014 (2013 – $962). At December 31, 2014, the Company has non-capital losses for income tax purposes of $123,307 which predominately expire after 2026 as follows:

December 31, 2014
2026	$283
2027	—
2028	—
2029	1
2030	5,334
2031	18,567
2032	48,910
2033	34,788
2034	15,424

$123,307

10. Plant and equipment

December 31, 2014	Cost	Accumulated Deprecation	Net Book Value

Heavy equipment	$142,052	$42,292	$99,760
Major component parts in use	112,645	55,895	56,750
Other equipment	41,739	18,758	22,981
Licensed motor vehicles	24,247	20,763	3,484
Office and computer equipment	9,355	8,216	1,139
Buildings	2,791	2,606	185
Assets under capital lease	101,606	25,007	76,599

	$434,435	$173,537	$260,898

December 31, 2013	Cost	Accumulated Deprecation	Net Book Value

Heavy equipment	$251,872	$96,038	$155,834
Major component parts in use	60,484	23,472	37,012
Other equipment	27,594	11,511	16,083
Licensed motor vehicles	25,911	22,474	3,437
Office and computer equipment	13,846	11,882	1,964
Buildings	4,691	2,650	2,041
Leasehold improvements	9,946	6,187	3,759
Assets under capital lease	72,627	14,782	57,845

	$466,971	$188,996	$277,975

Assets under capital lease are comprised predominately of heavy equipment and licensed motor vehicles.

During the year ended December 31, 2014, additions to plant and equipment included $39,492 of assets that were acquired by means of capital leases (2013 – $13,812). Depreciation of equipment under capital lease of $12,108 (2013 – $6,694) was included in depreciation expense in the current year.

2014 Consolidated Financial Statements	51

11. Other assets

a) Other assets are as follows:

	December 31, 2014	December 31, 2013

Prepaid lease payments (note 7)	$1,953	$1,274
Intangible assets (note 11(b))	4,385	7,043
Deferred financing costs (note 11(c))	2,205	3,813
Deferred lease inducement asset (note 11(d))	1,212	—

	$9,755	$12,130

b) Intangible assets

	December 31, 2014	December 31, 2013

Cost	$17,102	$22,713
Accumulated amortization	12,717	15,670

Net book value	$4,385	$7,043

During the year ended December 31, 2014, the Company capitalized $990 (2013 – $2,826) of internally developed computer software costs. During the year ended December 31, 2014, internal-use software with a cost and accumulated amortization of $6,601 (2013 – $nil) was disposed of at zero net book value.

Amortization of intangible assets for the year ended December 31, 2014 was $3,648 (2013 – $3,276). The estimated amortization expense for future years is as follows:

For the year ending December 31,
2015	$1,815
2016	1,410
2017	781
2018	379

$4,385

c) Deferred financing costs

December 31, 2014	Cost	Accumulated Amortization	Net Book Value

Credit Facility	$6,878	$6,347	$531
Series 1 Debentures	8,644	6,970	1,674

	$15,522	$13,317	$2,205

December 31, 2013	Cost	Accumulated Amortization	Net Book Value

Credit Facility	$6,881	$5,994	$887
Series 1 Debentures	8,655	5,729	2,926

	$15,536	$11,723	$3,813

During the year ended December 31, 2014, financing fees of $87 were incurred in connection with modifications made to the Credit Facility (2013 – $1,020) (note 13(b)) and a $90 change in estimated financing fees related to the prior year was recorded. During the year ended December 31, 2014, financing fees of $nil were incurred in connection with the Series 1 Debentures (2013 – $1,769) (note 13(c)) and a $11 change in estimated financing fees related to the prior year was recorded. These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the Credit Facility and the Series 1 Debentures, respectively.

Amortization of deferred financing costs included in interest expense for the year ended December 31, 2014 was $1,594 (2013 – $4,326) (note 21). Upon the partial redemption of the Series 1 Debentures occurring during the year ended December 31, 2014, a portion of the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $534 (2013 – $2,737) were expensed and included in amortization of deferred financing costs (note 11(c)).

52	2014 Consolidated Financial Statements

NOA

d) Deferred lease inducements asset

Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2014	December 31, 2013

Balance, beginning of year	$—	$—
Additions	1,307	—
Amortization of deferred lease inducements	(95)	—

Balance, end of year	$1,212	$—

12. Accrued liabilities

	December 31, 2014	December 31, 2013

Accrued interest payable	$1,514	$1,836
Payroll liabilities	9,845	11,970
Liabilities related to equipment leases	786	190
Current portion of deferred gain on sale leaseback (note 16(d))	93	—
Dividends payable (note 17(d))	697	—
Income and other taxes payable	2,062	1,659

	$14,997	$15,655

13. Long term debt

a) Long term debt is as follows:

	December 31, 2014	December 31, 2013

Credit Facility (note 13(b))	$5,536	$—
Series 1 Debentures (note 13(c))	58,733	75,000

	$64,269	$75,000

b) Credit Facility

On September 10, 2014, the Company entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the “Credit Facility”). The Fifth Amended and Restated Credit Facility was dated October 9, 2013 and expires on September 30, 2016. The Credit Facility is secured through a combination of working capital and equipment and it provides a borrowing base, determined by the value of receivables and equipment, with Senior Leverage Ratio and a Fixed Charge Cover Ratio financial covenants. Under the terms of the amended agreement, the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA was modified from less than 2.00 times to 1.00 to less than 2.50 times to 1.00; the permitted capital lease debt was increased by $15.0 million to $90.0 million and the Company received pre-approval to redeem up to $20.0 million of the Series 1 Debentures. As at December 31, 2014, the Company was in compliance with the covenants.

The Credit Facility allows borrowing of up to $85.0 million broken into two tranches, contingent upon the value of the borrowing base. Tranche A supports both borrowing under the revolving facility and letters of credit up to $60.0 million and Tranche B allows up to $25.0 million in letters of credit.

As of December 31, 2014, there was $5.5 million (December 31, 2013 – $nil) drawn against the revolving facility under Tranche A of the Credit Facility and there was $5.1 million (December 31, 2013 – $3.1 million) of issued and undrawn letters of credit under Tranche B of the Credit Facility. The December 31, 2014 borrowing base allowed for a maximum draw of the full $85.0 million between the two tranches. At December 31, 2014, the Company’s unused borrowing availability under the revolving facility was $54.5 million (December 31, 2013 – $60.0 million).

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance.

2014 Consolidated Financial Statements	53

c) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum, payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

The Series 1 Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company is required to offer to purchase all or a portion of each debenture holder’s Series 1 Debentures, at a purchase price in cash equal to 101% of the principal amount of the Series 1 Debentures offered for repurchase plus accrued interest to the date of purchase.

On February 28, 2014, the Company announced that it elected to redeem $10.0 million of the Series 1 Debentures. Holders of record at the close of business on April 4, 2014 had their Series 1 Debentures redeemed on a pro rata basis for 103.042% of the principal amount, plus accrued and unpaid interest. On April 8, 2014, the Company redeemed $10.0 million of aggregate principal amount of notes and recorded a premium on redemption of $0.3 million to loss on debt extinguishment. On December 22, 2014, the Company announced that it redeemed $6.3 million of the Series 1 Debentures at a price of $960 per $1,000 principal amount of the Series 1 Debentures. The Company paid $0.1 million in accrued and unpaid interest and recorded a discount on redemption of $0.3 million to loss on debt extinguishment. In the prior year, the Company redeemed $150.0 million of the Series 1 Debentures, paid $5.3 million in accrued and unpaid interest and recorded a loss on debt extinguishment of $6.5 million.

14. Capital lease obligations

The Company’s capital leases primarily relate to heavy equipment and licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2015	$25,115
2016	21,149
2017	11,662
2018	10,179
2019	1,778

Subtotal:	$69,883
Less: amount representing interest	(5,828)

Present value of minimum lease payments	$64,055
Less: current portion	(22,201)

Long term portion	$41,854

15. Financial instruments and risk management

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $5.5 million at December 31, 2014 and $nil at December 31, 2013 (note 13(b)), the fair value of amounts due under the Credit Facility as at December 31, 2014 and December 31, 2013 are not significantly different than their carrying value.

54	2014 Consolidated Financial Statements

NOA

Financial instruments with carrying amounts that differ from their fair values are as follows

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	$64,055	$58,951	$43,295	$39,508
Series 1 Debentures (ii)	58,733	58,733	75,000	77,813

(i)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.
(ii)	The fair value of the Series 1 Debentures is based upon the expected discounted cash flows and the period end market price of similar financial instruments.

a) Fair value measurements

The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

At December 31, 2014 and December 31, 2013, the Company had no financial assets or financial liabilities measured at fair value on a recurring basis which were classified as Level 1 or Level 2 under the fair value hierarchy. Non-financial assets measured at fair value on a non-recurring basis as at December 31, 2014 and December 31, 2013 in the financial statements are summarized below:

	December 31, 2014		December 31, 2013
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$29,589	$(3,461)	$52	$(3,097)

Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. The fair value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The fair value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

2014 Consolidated Financial Statements	55

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2014, the Company held $5.5 million of floating rate debt pertaining to its Credit Facility (December 31, 2013 – $nil). As at December 31, 2014, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $0.1 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2014.

The fair value of financial instruments with fixed interest rates, such as the Company’s Series 1 Debentures, fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

d) Credit Risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2014	2013
Customer A	29%	—%
Customer B	28%	29%
Customer C	14%	22%
Customer D	11%	8%
Customer E	6%	10%
Customer F	1%	18%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At December 31, 2014 and December 31, 2013, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2014	December 31, 2013
Customer 1	49%	—%
Customer 2	26%	28%
Customer 3	11%	17%
Customer 4	—%	26%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

56	2014 Consolidated Financial Statements

NOA

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	December 31, 2014	December 31, 2013
Trade accounts receivables	$65,474	$68,364
Other receivables	1,029	1,813

Total accounts receivable	$66,503	$70,177

Unbilled revenue	$43,622	$32,168

Payment terms are per the negotiated customer contracts and generally range between net 30 days and net 60 days. As at December 31, 2014 and December 31, 2013, trade receivables are aged as follows:

	December 31, 2014	December 31, 2013
Not past due	$60,543	$59,337
Past due 1-30 days	3,658	3,948
Past due 31-60 days	2	1,538
More than 61 days	1,271	3,541

Total	$65,474	$68,364

As at December 31, 2014, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2013 – $nil). The allowance is an estimate of the December 31, 2014 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended December 31,	2014	2013
Opening balance	$—	$185
Current year allowance	164	365
Write-offs	(164)	—
Discontinued operations	—	(550)

Ending balance	$—	$—

16. Other long term obligations

a) Other long term obligations are as follows:

	December 31, 2014	December 31, 2013
Deferred lease inducements liability (note 16(b))	252	359
Asset retirement obligation (note 16(c))	562	512
Senior executive stock option plan (note 23(c))	22	940
Restricted share unit plan (note 23(d))	1,779	3,667
Directors’ deferred stock unit plan (note 23(e))	2,005	3,662
Deferred gain on sale leaseback (note 16(d))	371	—

	$4,991	$9,140
Less current portion of:
Senior executive stock option plan (note 23(c))	(22)	—
Restricted share unit plan (note 23(d))	(1,009)	(1,933)
Directors’ deferred share unit plan (note 23(f))	(408)	—
Deferred gain on sale leaseback (note 16(d))	(93)	—

	$3,459	$7,207

2014 Consolidated Financial Statements	57

b) Deferred lease inducements liability

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2014	December 31, 2013
Balance, beginning of year	$359	$466
Amortization of deferred lease inducements	(107)	(107)

Balance, end of year	$252	$359

c) Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.

The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2014	December 31, 2013
Balance, beginning of year	$512	$466
Accretion expense	50	46

Balance, end of year	$562	$512

At December 31, 2014, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2013 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

d) Deferred gain on sale leaseback

The Company recorded a gain on the sale leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized over the term of the capital lease.

	December 31, 2014	December 31, 2013
Balance, beginning of year	$—	$—
Addition	371	—

Balance, end of year	$371	$—

58	2014 Consolidated Financial Statements

NOA

17. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Issued and outstanding:

	Voting common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2012	36,251,006	—	36,251,006
Issued upon exercise of stock options	295,230	—	295,230
Retired through Share Purchase Program (note 17(c))	(1,800,000)	—	(1,800,000)

Issued and outstanding at December 31, 2013	34,746,236	—	34,746,236
Issued upon exercise of stock options	385,880	—	385,880
Issued upon exercise of senior executive stock options	291,800	—	291,800
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 23 (d(ii)), 23(e) and 23(f(ii)))	—	(589,892)	(589,892)
Retired through Share Purchase Program (note 17(c))	(500,000)	—	(500,000)

Issued and outstanding at December 31, 2014	34,923,916	(589,892)	34,334,024

On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled (note 23(d(ii)), 23(e) and 23(f(ii))).

b) Net (loss) income per share

Year ended December 31,	2014	2013
Net loss from continuing operations	$(697)	$(18,047)
Net (loss) income from discontinued operations	(472)	87,231

Net (loss) income	$(1,169)	$69,184

Weighted average number of common shares	35,014,418	36,269,996

Basic per share information
Net loss from continuing operations	$(0.02)	$(0.50)
Net (loss) income from discontinued operations	(0.01)	2.41

Net (loss) income	$(0.03)	$1.91

Dilutive effect of stock options and treasury shares	—	342,957

Weighted average number of diluted common shares	35,014,418	36,612,953

Diluted per share information
Net loss from continuing operations	$(0.02)	$(0.50)
Net (loss) income from discontinued operations	(0.01)	2.39

Net income	$(0.03)	$1.89

For the year ended December 31, 2014, there were 1,765,920 stock options which were anti-dilutive (December 31, 2013 – 863,414) and therefore were not considered in computing diluted earnings per share.

c) Share purchase program

Effective December 18, 2014, the Company commenced a normal course issuer bid for up to 1,771,195 voting common shares, in the United States primarily through the facilities of the New York Stock Exchange (“NYSE”). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. As of December 31, 2014, 500,000 voting common shares had been retired, resulting in a reduction of $4,238 to common shares and an increase to additional paid-in capital of $2,297.

2014 Consolidated Financial Statements	59

During the year ended December 31, 2013, the Company purchased and subsequently cancelled 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the NYSE. Such voting common shares represented 5% of the issued and outstanding voting common shares. This transaction resulted in a $16,133 reduction to common shares and a $4,393 increase to additional paid-in capital.

d) Dividends

On February 19, 2014, the Board of Directors approved the implementation of a new dividend policy (the “Dividend Policy”) as part of the Company’s long term strategy to maximize shareholders’ value and to broaden the shareholder base. Pursuant to the Dividend Policy, the Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

The Company paid regular quarterly cash dividends of $0.02 per share on common shares during the year ended December 31, 2014 on each of the following dates: April 21, 2014; July 21, 2014; and October 21, 2014. At December 31, 2014, an amount of $697 was included in accrued liabilities related to the fourth quarter dividend. This amount was subsequently paid to shareholders on January 23, 2015.

18. Commitments

The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending December 31,
2015	$5,068
2016	4,214
2017	3,980
2018	4,013
2019 and thereafter	15,357

$32,632

Total contingent rentals on operating leases consisting principally of usage (recovery) charges in excess of minimum contracted amounts for the years ended December 31, 2014 and 2013 amounted to $2,116 and $(249), respectively.

19. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

20. Subsequent events

On January 2, 2015, under the terms of a long-term customer contract the Company completed the buyout of certain contract-specific equipment leases, the sale of contract-specific assets, and the assignment of other contract-specific equipment leases to the customer and received net proceeds of $36,347. Additionally, the Company completed the reconciliation of financial amounts related to the wind-up of this long-term contract, resulting in an immaterial out-of-period expense being recorded in the current year.

21. Interest expense

Year ended December 31,	2014	2013
Interest on capital lease obligations	$3,103	$2,716
Amortization of deferred financing costs (note 11(c))	1,594	4,326
Interest on Credit Facility	1,268	2,424
Interest on Series 1 Debentures	6,168	12,507

Interest on long term debt	$12,133	$21,973
Other interest expense (income)	102	(276)

	$12,235	$21,697

60	2014 Consolidated Financial Statements

NOA

22. Discontinued operations

In prior years, the Company disposed of two businesses, comprising the commercial and industrial construction segment, and classified their results as discontinued operations. On November 22, 2012, the Company sold its pipeline related assets and exited the pipeline business. On July 12, 2013, the Company sold its piling related assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exited the piling, foundation, pipeline anchor and tank services businesses. The terms of the piling sale agreement entitle the Company to additional proceeds of up to $92,500 over the three years following the sale, contingent on the purchaser achieving certain “net income before interest expense, income taxes, depreciation and amortization” (“EBITDA”) thresholds from the assets and liabilities sold.

During the year ended December 31, 2014 the Company recorded costs of $472 to discontinued operations related to closing costs on a certain customer contract not sold to the purchaser and costs related to the review of the first year contingent proceeds. The detailed discontinued operations results for the prior year are as follows:

Year ended December 31,	2013
	Pipeline	Piling	Total
Revenue	$—	$98,735	$98,735
Project costs	1,321	79,472	80,793
Equipment costs	—	1,242	1,242
Depreciation	—	706	706

Gross (loss) profit	$(1,321)	$17,315	$15,994
General and administrative expenses	312	6,857	7,169
Loss (gain) on disposal of assets and liabilities	63	(98,065)	(98,002)
Gain on sale of inventory	(46)	—	(46)
Amortization of intangible assets	—	351	351

Operating (loss) income	$(1,650)	$108,172	$106,522
Interest expense	—	4,758	4,758

(Loss) income before income taxes	$(1,650)	$103,414	$101,764
Current income tax expense	—	164	164
Deferred income tax (benefit) expense	(510)	14,879	14,369

Net (loss) income	$(1,140)	$88,371	$87,231

Cash (used in) provided by discontinued operations during the prior year are summarized as follows:

Year ended December 31,	2013
	Pipeline	Piling	Total
Operating activities	$(1,587)	$47,326	$45,739
Investing activities	—	182,836	182,836
Financing activities	—	(271)	(271)

	$(1,587)	$229,891	$228,304

23. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2014	2013
Share option plan (note 23(b))	$921	$981
Liability classified restricted share unit plan (note 23(d(i)))	790	2,652
Equity classified restricted share unit plan (note 23(d(ii)))	419	—
Performance restricted share unit plan (note 23(e))	94	—
Liability classified deferred stock unit plan (note 23(f(i)))	(1,100)	2,560
Equity classified deferred stock unit plan (note 23(f(ii)))	2,181	—

	$3,305	$6,193

2014 Consolidated Financial Statements	61

b) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2012	3,029,734	5.70
Granted	177,400	5.91
Exercised(i)	(295,230)	3.98
Forfeited	(698,624)	7.12

Outstanding at December 31, 2013	2,213,280	5.51
Exercised(i)	(385,880)	3.49
Forfeited	(61,480)	7.83

Outstanding at December 31, 2014	1,765,920	5.87

(i)	All stock options exercised resulted in new common shares being issued (note 17(a));

Cash received from option exercises for the year ended December 31, 2014 was $1,348 (2013 – $1,175). For the year ended December 31, 2014, the total intrinsic value of options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, was $1,711 (December 31, 2013 – $524).

The following table summarizes information about stock options outstanding at December 31, 2014:

Options outstanding				Options exercisable

Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	373,760	7.5 years	$2.75	109,760	7.5 years	$2.75
$2.79	450,000	7.5 years	$2.79	—	—	$—
$3.69	38,900	3.9 years	$3.69	38,900	3.9 years	$3.69
$4.90	40,000	7.3 years	$4.90	16,000	7.3 years	$4.90
$5.00	142,760	1.3 years	$5.00	142,760	1.3 years	$5.00
$5.91	166,600	9.0 years	$5.91	33,320	9.0 years	$5.91
$6.56	94,560	6.9 years	$6.56	55,120	6.9 years	$6.56
$8.28	60,000	4.5 years	$8.28	60,000	4.5 years	$8.28
$8.58	30,000	5.7 years	$8.58	24,000	5.7 years	$8.58
$9.33	71,580	5.1 years	$9.33	59,840	5.1 years	$9.33
$10.13	68,860	6.0 years	$10.13	56,120	6.0 years	$10.13
$13.21	75,000	3.0 years	$13.21	75,000	3.0 years	$13.21
$13.50	76,140	2.9 years	$13.50	76,140	2.9 years	$13.50
$16.46	50,000	3.3 years	$16.46	50,000	3.3 years	$16.46
$16.75	27,760	1.7 years	$16.75	27,760	1.7 years	$16.75

	1,765,920	6.1 years	$5.87	824,720	4.5 years	$8.41

At December 31, 2014, the weighted average remaining contractual life of outstanding options is 6.1 years (December 31, 2013 – 6.9 years). The fair value of options vested during the year ended December 31, 2014 was $983 (December 31, 2013 – $1,278). At December 31, 2014, the Company had 824,720 exercisable options (December 31, 2013 – 892,700) with a weighted average exercise price of $8.41 (December 31, 2013 – $8.00).

At December 31, 2014, the total compensation costs related to non-vested awards not yet recognized was $1,223 (December 31, 2013 – $1,762) and these costs are expected to be recognized over a weighted average period of 2.5 years (December 31, 2013 – 3.2 years).

62	2014 Consolidated Financial Statements

NOA

c) Senior executive stock option plan

On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in a change in classification of 550,000 stock options (senior executive stock options) from equity to a long term liability. The liability is measured at fair value using the Black- Scholes model at the modification date and subsequently at each period end date.

At December 31, 2014, a current liability of $22 (2013- $nil) is included in accrued liabilities in relation to this plan and the long term portion of $nil (2013 – $940) is included in other long term obligations. During the year ended December 31, 2014, 291,800 of the senior executive stock options were exercised and settled in common shares (December 31, 2013 – nil). For the year ended December 31, 2014, the total intrinsic value of senior executive stock options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, was $935 (December 31, 2013 – $nil). Cash received from stock option exercises for the year ended December 31, 2014 was $1,459 (December 31, 2013 – $nil).

The weighted average assumptions used in estimating the fair value of the fully vested senior executive stock options as at December 31, 2014 and 2013 are as follows:

Year ended December 31,	2014	2013
Number of senior executive stock options	258,200	550,000
Weighted average fair value per option granted ($)	0.08	1.71
Weighted average assumptions:
Dividend yield	2.20%	N/A
Expected volatility	49.68%	39.12%
Risk-free interest rate	0.25%	0.22%
Expected life (years)	0.4	1.4

d) Restricted share unit plan

Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three- year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”). The Company will continue to settle RSUs granted prior to February 19, 2014 with cash (“liability classified RSUs”).

i) Liability classified restricted share unit plan

Number of units

Outstanding at December 31, 2012	1,110,275
Granted	555,204
Vested	(154,330)
Forfeited	(487,205)

Outstanding at December 31, 2013	1,023,944
Dividend equivalents granted	695
Vested	(350,271)
Forfeited	(58,865)

Outstanding at December 31, 2014	615,503

At December 31, 2014, the current portion of RSU liabilities of $1,009 were included in accrued liabilities (December 31, 2013 – $1,933) and the long term portion of RSU liabilities of $770 were included in other long term obligations (December 31, 2013 – $1,734) in the Consolidated Balance Sheets. During the year ended December 31, 2014, 350,271 units were settled in cash for $2,678 (2013 – 154,330 units settled in cash for $727).

Using a fair market value of $3.78 per unit at December 31, 2014 (December 31, 2013 – $6.24), there were approximately $641 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the liability classified RSU Plan (December 31, 2013 – $2,958) and these costs are expected to be recognized over the weighted average remaining contractual life of the liability classified RSUs of 0.8 years (December 31, 2013 – 1.3 years).

2014 Consolidated Financial Statements	63

ii) Equity classified restricted share unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2013	—	—
Granted	274,256	7.98
Dividend equivalents granted	11,557	6.15
Vested	(605)	7.75
Forfeited	(22,300)	7.87

Outstanding at December 31, 2014	262,908	7.91

At December 31, 2014, there were approximately $1,276 of total unrecognized compensation costs related to non– vested share–based payment arrangements under the equity classified RSU Plan (December 31, 2013 – $nil) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 2.3 years (December 31, 2013 – nil years). At December 31, 2014, there were 605 units vested, which were settled on February 3, 2015 with common shares purchased on the open market through a trust arrangement (December 31, 2013 – $nil units).

e) Performance restricted share units

On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the “CEO”) and granted Performance Restricted Share Units (“PSU”) as a long-term incentive, which became effective July 1, 2014. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. The fair market value of the award granted on July 1, 2014 is $563, which will be recognized over the three-year term.

At December 31, 2014, there were approximately $468 of total unrecognized compensation costs related to non– vested share–based payment arrangements under the performance restricted share unit plan and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 2.5 years. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.

f) Deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. On February 19, 2014, the Company modified its DDSU plan to permit awards to executives in addition to directors. As a result of this change, the plan will be referred to as the deferred stock unit (“DSU”) plan going forward. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. Similarly, executives receive 50% of their annual bonus in the form of DSUs and may elect to receive all or part of their annual bonus in excess of 50% in the form of DSUs. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. Directors, who are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

The Company intends to settle all DSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified DSUs”). The Company will continue to settle DSUs granted prior to February 19, 2014 with cash (“liability classified DSUs”).

64	2014 Consolidated Financial Statements

NOA

i) Liability classified deferred stock unit plan

Number of units
Outstanding at December 31, 2012	625,156
Issued	141,509
Redeemed	(179,831)

Outstanding at December 31, 2013	586,834
Issued	7,674
Redeemed	(63,886)

Outstanding at December 31, 2014	530,622

At December 31, 2014, the fair market value of these units was $3.78 per unit (December 31, 2013 – $6.24 per unit). At December 31, 2014, the current portion of DSU liabilities of $408 were included in accrued liabilities (December 31, 2013 – $nil) and the long term portion of DSU liabilities of $1,597 were included in other long term obligations (December 31, 2013 – $3,662) in the Consolidated Balance Sheets. During the year ended December 31, 2014, 63,886 units were redeemed and settled in cash for $557 (December 31, 2013 – 179,831 units were redeemed and settled in cash for $968). There is no unrecognized compensation expense related to the DSUs, since these awards vest immediately when issued.

ii) Equity classified deferred stock unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2013	—	—
Issued	161,007	6.52
Dividend equivalents granted	8,721	6.10

Outstanding at December 31, 2014	169,728	6.50

There is no unrecognized compensation expense related to equity classified DSUs, since these awards vest immediately when issued.

2014 Consolidated Financial Statements	65

24. Other information

a) Supplemental cash flow information

Year ended December 31,	2014	2013
Cash paid during the year for:
Interest	$10,939	$25,528
Income taxes	—	91
Cash received during the year for:
Interest	63	256
Income taxes	88	3,797

Year ended December 31,	2014	2013
Non-cash transactions:
Addition of plant and equipment by means of capital leases	$39,492	$13,812
Reclass from plant and equipment to assets held for sale	(1,321)	(5,123)
Net increase in accounts payable related to purchase of plant and equipment	283	2,888
Net increase in accounts payable related to purchase of intangibles	—	43
Net decrease in accounts payable related to change in estimated financing fees	(101)	—
Net increase in accounts payable related to change in the lease inducement payable on the sublease	107	—
Net decrease in short term portion of equipment lease liabilities included in accrued liabilities related to the purchase of plant and equipment	—	(159)
Net increase in long term portion of equipment lease liabilities related to the purchase of plant and equipment	—	1,702
Net (decrease) increase in accrued liabilities related to current portion of RSU liability	(924)	1,430
Net increase (decrease) in accrued liabilities related to current portion of DSU liability	408	(253)
Net increase in accrued liabilities related to the current portion of the senior executive stock options	22	—
Net increase in accrued liabilities related to dividend payable	697	—

b) Net change in non-cash working capital

Year ended December 31,	2014	2013
Operating activities:
Accounts receivable, net	$3,674	$29,765
Unbilled revenue	(11,454)	30,275
Inventories	(1,542)	(644)
Prepaid expenses and deposits	(780)	634
Accounts payable	9,928	(31,847)
Accrued liabilities	(954)	(1,603)
Long term portion of liabilities related to equipment leases	—	(209)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(6,357)	(872)

	$(7,485)	$25,499

25. Claims revenue

Year ended December 31,	2014	2013
Claims revenue recognized	$8,230	$17,053
Claims revenue uncollected (classified as unbilled revenue)	4,622	8,074

66	2014 Consolidated Financial Statements

NOA

26. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2014 were $1,215 (2013 – $1,565).

27. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

2014 Consolidated Financial Statements	67

Board of Directors

Senior Management

Corporate Information

Corporate headquarters

Suite 300

18817 Stony Plain Road

Edmonton, Alberta T5S 0C2

Phone: 780.960.7171

Fax: 780.969.5599

Auditors

KPMG LLP

Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP

Houston, Texas

Borden Ladner Gervais LLP

Toronto, Ontario

Exchange Listings

Toronto Stock Exchange

New York Stock Exchange

Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

1-800-564-6253

www.computershare.com

Investor Information

Investor Relations

David Brunetta

Phone: 780.960.7171

Fax: 780.969.5599

Email: IR@nacg.ca

Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of

North American Energy Partners Inc.

will be held:

Wednesday, May 13, 2015

3:00 PM

North American Energy Partners

Suite 300

18817 Stony Plain Road

Edmonton, Alberta